ASSET PURCHASE AGREEMENT

BY AND AMONG

William Demant Holdings A/S, or its permitted assigns

as Purchaser,

William Demant Holding A/S, solely for purposes of Section 12.3

and

HEARUSA, INC. and

AUXILIARY HEALTH BENEFITS CORPORATION

as Sellers

Dated as of May 16, 2011

i

5.18	Financial Statements	42
5.19	Absence of Undisclosed Liabilities	42

ARTICLE VI. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		43
6.1	Corporate Organization and Qualification	43
6.2	Authority Relative to This Agreement	43
6.3	Consents and Approvals; No Violation	43
6.4	Brokers and Finders	44
6.5	Adequate Assurances Regarding Assigned Contracts	44
6.6	Sufficiency of Financing	44
6.7	Investigation	44

ARTICLE VII. EMPLOYEES		45
7.1	Employee Matters	45
7.2	Excluded Plans	45
7.3	COBRA Coverage	45
7.4	WARN Act Liability	45
7.5	No Third-Party Beneficiaries	46

ARTICLE VIII. BANKRUPTCY COURT MATTERS		46
8.1	Competing Bid and Other Matters	46
8.2	Sale Order	48

ARTICLE IX. COVENANTS AND AGREEMENTS		48
9.1	Conduct of Business of Seller	48
9.2	Access to Information	49
9.3	Assignability of Certain Contracts, Etc	50
9.4	Preservation of Records	51
9.5	Publicity	51
9.6	DIP Loan Documents	51
9.7	Regulatory Approvals	51
9.8	No Due Diligence Contingency	53
9.9	No Financing Contingency	53
9.10	Use of Name	53

ARTICLE X. CONDITIONS TO CLOSING		53
10.1	Conditions Precedent to the Obligations of the Purchaser and Seller	53
10.2	Conditions Precedent to the Obligations of Seller	54
10.3	Conditions Precedent to the Obligations of the Purchaser	54
10.4	Frustration of Closing Conditions	55
10.5	Cure of Breach of Representation or Warranty by Seller or Purchaser	55

ARTICLE XI. TAXES		56
11.1	Additional Tax Matters	56

ARTICLE XII. MISCELLANEOUS		56
12.1	Payment of Expenses	56

12.2	Survival of Representations and Warranties; Survival of Confidentiality	57
12.3	Guarantee	57
12.4	Entire Agreement; Amendments and Waivers	58
12.5	Counterparts	58
12.6	Governing Law	58
12.7	Jurisdiction, Waiver of Jury Trial	58
12.8	Notices	58
12.9	Binding Effect; Assignment	60
12.10	Severability	60
12.11	Injunctive Relief	60
12.12	Non Recourse	61

EXHIBITS

Exhibit A	Form of Bill of Sale
Exhibit B	Form of Assignment and Assumption Agreement
Exhibit C	Form of Sale Order
Exhibit D	Form of Bidding Procedures Order
Exhibit E	Form of Transition Services Agreement

SCHEDULES

Schedule 1	Subsidiaries of HearUSA, Inc.
Schedule 1.1(n)	Cure Costs
Schedule 1.1(ss)	Non-Assumed Contracts
Schedule 2.1(e)	Deposits and Prepaid Expenses
Schedule 2.1(p)(i)	Assumed Intellectual Property
Schedule 2.1(p)(ii)	Assumed Intellectual Property Licenses
Schedule 2.1(y)	Assumed Plans
Schedule 2.2(l)	Additional Excluded Assets
Schedule 2.3(h)	Promissory Notes
Schedule 2.3(i)	Additional Assumed Liabilities
Schedule 2.4(j)	Excluded Liabilities

SELLER DISCLOSURE SCHEDULE

Section 5.1	Corporate Organization and Qualification
Section 5.2(a)	Seller Jurisdiction of Incorporation and Qualification
Section 5.2(b)	Ownership by Sellers
Section 5.4(a)	Conflicts
Section 5.4(b)	Consents of Third Parties
Section 5.5	Litigation
Section 5.6(a)	Owned and Licensed Intellectual Property; Claims
Section 5.6(b)	Material Software
Section 5.7(a)	Material Contracts
Section 5.7(b)	Notice of Default under Material Contracts
Section 5.7(c)	Delivery of Assigned Contracts
Section 5.9	Brokers and Finders
Section 5.10	Personal Property Leases
Section 5.11(b)	Leased Real Property
Section 5.12	Tax Returns; Taxes
Section 5.13	Employees
Section 5.14	Seller Plans
Section 5.15	Insurance Policies
Section 5.16	Vendors and Suppliers
Section 5.18	Most Recent Balance Sheet
Section 5.19	Undisclosed Liabilities

PURCHASER DISCLOSURE SCHEDULE

Section 6.3(a)	Conflicts
Section 6.3(b)	Consents of Third Parties

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of May 16, 2011 (the “Execution Date”), by and among HearUSA, Inc., a Delaware corporation (“HUSA”), and Auxiliary Health Benefits Corporation d/b/a National Ear Care Plan (“Auxiliary Health”, and together with HUSA, “Sellers”), William Demant Holdings A/S, a corporation or its permitted assigns pursuant to Section 12.9 (the “Purchaser”) and William Demant Holding A/S (“Parent”), solely for purposes of Section 12.3.  Certain capitalized terms used herein are defined in Article I.

RECITALS

WHEREAS, Sellers currently conduct the Business and the Purchaser desires to purchase certain assets and assume certain liabilities of the Business as set forth in this Agreement;

WHEREAS, HUSA has agreed to file as a debtor and debtor in possession in that certain bankruptcy case under chapter 11 of title 11 of the United States Code, 11 U.S.C. § 101 et seq. (the “Bankruptcy Code”), within two (2) business days after the Execution Date (the actual date in which such bankruptcy case is commenced, the “Petition Date”) in the United States Bankruptcy Court for the Southern District of Florida, West Palm Beach Division (the “Bankruptcy Court”)(the “Chapter 11 Case”) and Auxiliary Health, a wholly owned subsidiary of HUSA, is not filing as a debtor in any bankruptcy proceeding; and

WHEREAS, in connection with the Chapter 11 Case and subject to the terms and conditions contained herein and following the entry of the Sale Order approving the Purchaser as the highest and best bidder and subject to the terms and conditions thereof, Sellers shall sell, transfer and assign to the Purchaser, and the Purchaser shall purchase and acquire from Sellers, pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, substantially all, but not all, of the assets of Sellers, including the Purchased Assets, and assume from Sellers the Assumed Liabilities, all as more specifically provided herein and in the Sale Order.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Purchaser and Sellers hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1           Certain Definitions.  For purposes of this Agreement, the following terms used in this Agreement shall have the respective meanings assigned to them below:

(a)           “AARP” means AARP, Inc., AARP Services, Inc. and each of their respective Affiliates.

(b)           “Accounts Receivable” means (i) any and all accounts receivable, trade accounts and other amounts receivable (including overdue accounts receivable) owed to the Sellers relating to, or arising in connection with the operation and conduct of, the Business and any other rights of the Sellers to payment from third parties including, but not limited to, those reflected in the books and records of HUSA, and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of services rendered, in each case owing to the Sellers; (ii) all other accounts or notes receivable of the Sellers  and the full benefit of all security for such accounts or notes receivable arising in the conduct of the Business; and (iii) any and all claims, remedies or other rights relating to any of the foregoing, together with any interest or unpaid financing charges accrued thereon, in each case existing on the Execution Date or arising in the Ordinary Course of Business after the Execution Date and in each case that have not been satisfied or discharged prior to the close of business on the day immediately preceding the Closing Date or have not been written off or sent to collection prior to the close of business on the day immediately preceding the Closing Date (it being understood that the receipt of a check prior to the close of business on the day immediately preceding the Closing Date shall constitute satisfaction or discharge of the applicable account or note receivable to the extent of the payment represented thereby).

(c)           “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(d)          “Alternative Transaction” means (i) the closing of a transaction which is approved by the Bankruptcy Court of a sale or sales of a material portion of the Purchased Assets to a third party other than the Purchaser, or (ii) the approval by the Bankruptcy Court of a plan of reorganization that does not contemplate the sale of the Purchased Assets to the Purchaser in accordance with the terms hereof.

(e)           “Assumed Plans” means Seller Plans that solely provide for health and other welfare benefits and are listed on Schedule 2.1(y).  For the avoidance of doubt, Assumed Plans shall not include any Seller Plans that relate to retirement, pension, severance, stock options, bonus, supplemental unemployment plans or any other type of incentive compensation.

(f)           “Auction” has the meaning ascribed to such term by the Bidding Procedures Order.

(g)          “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure.

(h)          “Bidding Procedures Order” means an order substantially in the form attached hereto as Exhibit D and otherwise in form and substance satisfactory to Sellers and the Purchaser.

(i)            “Breakup Fee” means the sum of One Million Five Hundred Thousand Dollars ($1,500,000.00).

(j)            “Business” means the business of providing a range of hearing aids, along with assessment and evaluation of hearing through the following operations:  (i) the ownership and operation of 134 company-owned hearing care centers and 38 hearing centers operated by HEARx West, LLC and such total 172 centers are located in eleven states, (ii) the sponsorship of a network of approximately 1,800 credentialed audiology providers that participate in selected hearing benefit programs contracted by the Company with employer groups, health insurers and benefit sponsors in 49 states and which provide audiological testing, products and services for the hearing impaired, (iii) the administrator of the AARP Hearing Care program, and (iv) entering into, and performing provider agreements with benefit providers for the provision of hearing care arrangements.

(k)           “Business Day” means any day, excluding Saturday, Sunday and any other day on which commercial banks in New York are authorized or required by law to close.

(l)           “Cash and Cash Equivalents” means all of Sellers’ cash (including petty cash and checks received prior to the close of business on the Closing Date), checking account balances, marketable securities, certificates of deposits, time deposits, bankers’ acceptances, commercial paper and government securities and other cash equivalents.

(m)           “Code” means the Internal Revenue Code of 1986, as amended.

(n)           “Contract” means any written or oral contract, purchase order, service order, sales order, indenture, note, bond, lease, license, commitment or instrument or other agreement, arrangement or commitment that is binding upon a Person or its property.

(o)           “Cure Costs” means the amounts necessary to cure all defaults, if any, and to pay all actual pecuniary losses, if any, that have resulted from such defaults, under the Assigned Contracts, in each case as of the Petition Date and to the extent required by Section 365 of the Bankruptcy Code and any order of the Bankruptcy Court, which amounts (if not already paid or to be paid in the Ordinary Course of Business pursuant to an order of the Bankruptcy Court) shall be identified to the Purchaser on Schedule 1.1(o) at least fifteen (15) days prior to the Auction.

(p)           “DIP Lender” means the Purchaser or the Purchaser’s designee (or the legal entity which provides the DIP Loan if the Purchaser or the Purchaser’s designee is not the “DIP Lender”), which shall from time to time provide the DIP Loan pursuant to the DIP Loan Agreement.

(q)           “DIP Loan” means the loan of at least $10 million which is made by the DIP Lender to HUSA, as a Chapter 11 debtor, as evidenced by the DIP Loan Documents.

(r)           “DIP Loan Agreement” means that certain Debtor-in-Possession Credit Agreement, dated as of May 16, 2011, by and among HUSA and certain other subsidiaries thereof, as guarantors, and the DIP Lender, to be provided in connection with the Chapter 11 Case.

(s)           “DIP Loan Documents” means the “Loan Documents” as defined in the DIP Loan Agreement in form and substance acceptable to the DIP Lender and Sellers, as such Loan Documents are amended, modified, supplemented or restated from time to time.

(t)           “DIP Order” means the interim order or Final Order, as applicable, of the Bankruptcy Court in each case in form and substance satisfactory to the DIP Lender (as defined in the DIP Loan Agreement) approving the DIP Loan Agreement and authorizing the Sellers’ incurrence of post petition secured financing under Section 364 of the Bankruptcy Code and use of cash collateral under Section 363 of the Bankruptcy Code.

(u)           “Documents” means all of Sellers’ written files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, plans, operating records, safety and environmental reports, data, studies and documents, Tax Returns, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, research material, technical documentation (design specifications, engineering information, test results, maintenance schedules, functional requirements, operating instructions, logic manuals, processes, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.) and other similar materials, in each case, whether or not in electronic form.

(v)          “Employee” means an individual who, as of the applicable date, is employed by Sellers in connection with the Business.

(w)          “Encumbrance” means any lien, encumbrance, claim (as defined in Section 101(5) of the Bankruptcy Code), right, demand, charge, mortgage, deed of trust, option, pledge, security interest or similar interests, title defects, hypothecations, easements, rights of way, restrictive covenants, encroachments, rights of first refusal, preemptive rights, judgments, conditional sale or other title retention agreements and other impositions, imperfections or defects of title or restrictions on transfer or use of any nature whatsoever.

(x)           “Environmental Laws” means all Laws relating to pollution or protection of health, safety, natural resources or the environment, or the generation, use, treatment, storage, handling, transportation or Release of, or exposure to, Hazardous Materials, including, without limitation, the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other similar federal, state, provincial and local statutes.

(y)           “Equipment” means all equipment, machinery, vehicles, furniture, fixtures, supplies and other tangible personal property of every kind and description used, or held for use, in connection with the operation of the Business and owned by Sellers, wherever located, including but not limited to, communications equipment, the IT Assets, and any attached and associated hardware, routers, devices, panels, cables, manuals, cords, connectors, cards, and vendor documents, and including all warranties of the vendor applicable thereto, to the extent such warranties are transferable, but excluding software and any other intangibles associated therewith except to the extent embedded in such Equipment and required to operate it.

(z)           “ERISA Affiliate” means any entity which is, or at any relevant time was, a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (C) an affiliated service group (as defined under Section 414(m) of the Code) or (D) any group specified in regulations under Section 414(o) of the Code, any of which includes or included Sellers.

(aa)         “Excluded Plans” means all Seller Plans that are not Assumed Plans.

(bb)        “Expense Reimbursement” shall mean the actual and reasonable, out-of-pocket, third party professional fees, costs and expenses actually incurred by the Purchaser in connection with the conduct of due diligence with respect to the Sellers, the Business and the Purchased Assets and the Assumed Liabilities, the negotiation of this Agreement and the preparation of and participation in the Auction, excluding those incurred in connection with the DIP Loan but including those in excess of $50,000.00 in connection with pursuing HSR approvals.

(cc)         “Final Order” means an order or judgment of the Bankruptcy Court or any other court of competent jurisdiction entered by the Clerk of the Bankruptcy Court or such other court on the docket in Sellers’ Chapter 11 Case or the docket of such other court, which has not been modified, amended, reversed, vacated or stayed and as to which (i) the time to appeal, petition for certiorari, or move for a new trial, reargument or rehearing has expired and as to which no appeal, petition for certiorari or motion for new trial, reargument or rehearing shall then be pending or (ii) if an appeal, writ of certiorari, new trial, reargument or rehearing thereof has been sought, such order or judgment of the Bankruptcy Court or other court of competent jurisdiction shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, reargument or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, reargument or rehearing shall have expired, as a result of which such order shall have become final in accordance with Rule 8002 of the Bankruptcy Rules; provided, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause such order not to be a Final Order.

(dd)        “First Lien Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of December 30, 2006, among HUSA, as borrower, and the First Lien Lender, as lender, as such agreement has been amended, modified or supplemented from time to time.

(ee)         “First Lien Lender” means Siemens Hearing Instruments, Inc. and its successors and assigns.

(ff)          “First Lien Loan Documents” means the “Loan Documents” as defined in the First Lien Credit Agreement, as such Loan Documents have been amended, modified, supplemented or restated from time to time.

(gg)        “GAAP” means United States generally accepted accounting principles as in effect from time to time.

(hh)        “Governmental Body” means any government, quasi governmental entity, or other governmental or regulatory body, agency or political subdivision thereof of any nature, whether foreign, federal, state or local, or any agency, branch, department, official, entity, instrumentality or authority thereof, or any court or arbitrator (public or private) of applicable jurisdiction.

(ii)           “Hazardous Materials” means petroleum and all derivatives thereof or synthetic substitutes therefor, asbestos and asbestos containing materials, and any and all materials now or hereafter defined, listed, designated or classified as, or otherwise determined to be, “hazardous wastes,” “hazardous substances,” “radioactive,” “solid wastes,” or “toxic” (or words of similar meaning) under or pursuant to or otherwise listed or regulated pursuant to any Environmental Law.

(jj)           “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the relevant rules and regulations thereunder.

(kk)         “Indebtedness” of any Person means, without duplication, (i) the interest in respect of, principal of and premium (if any) in respect of (x) indebtedness of such Person for money borrowed and (y) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property (other than for services and goods acquired in the Ordinary Course of Business); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Encumbrance (other than Permitted Encumbrances) on any property or asset of such Person (whether or not such obligation is assumed by such Person).

(ll)           “Intellectual Property” means all intellectual property and proprietary rights of any kind, including the following:  (i) trademarks, service marks, trade names, slogans, logos, trade dress, internet domain names, uniform resource identifiers, rights in design, brand names, and other similar designations of source or origin, together with all goodwill, registrations and applications related to the foregoing; (ii) patents, utility models and industrial design registrations (and all continuations, divisionals, continuations in part, provisionals, renewals, reissues, re-examinations and applications for any of the foregoing); (iii) copyrights and copyrightable subject matter (including without limitation any registration and applications for any of the foregoing); (iv) trade secrets and other confidential or proprietary business information (including manufacturing and production processes and techniques, research and development information, technology, drawings, specifications, designs, plans, proposals, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and supplier lists and information), know how, proprietary processes, formulae, algorithms, models and methodologies; (v) computer software, computer programs, and databases (whether in source code, object code or other form); and (vi) all rights to sue for past, present and future infringement, misappropriation, dilution or other violation of any of the foregoing and all remedies at law or equity associated therewith.

(mm)       “Intercompany Obligations” means any intercompany obligation or Indebtedness between Sellers whether or not evidenced by promissory notes, written contracts and/or recorded in the books and records of any Sellers.

(nn)        “IT Assets” means all of Sellers’ computers, computer software and databases (including source code, object code and all related documentation), firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation that are used, or held for use, in connection with the operation of the Business.

(oo)        “Knowledge of Sellers” (or “Sellers’ Knowledge”) means the actual (but not constructive) knowledge of Frank Punal and Gino Chouinard, without investigation or inquiry.

(pp)        “Laws” means all federal, state, local or foreign laws, statutes, common law, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, rulings, injunctions, writs and awards of, or issued, promulgated, enforced or entered by, any and all Governmental Bodies, or court of competent jurisdiction, or other requirement or rule of law.

(qq)        “Leased Real Property” means all of the real property leased, subleased, licensed, used or occupied by Sellers, together with all buildings, structures, fixtures and improvements erected thereon, and any and all rights, privileges, easements, licenses, hereditaments and other appurtenances relating thereto, and used, or held for use, in connection with the operation of the Business.

(rr)          “Liability” means, as to any Person, any debt, adverse claim, liability, duty, responsibility, obligation, commitment, assessment, cost, expense, loss, expenditure, charge, fee, penalty, fine, contribution or premium of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, absolute or contingent, direct or indirect, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and regardless of when sustained, incurred or asserted or when the relevant events occurred or circumstances existed, including all costs and expenses relating thereto.

(ss)         “Licensed Intellectual Property” means any Intellectual Property that is licensed to Sellers, and used, or held for use, in connection with the operation of the Business.

(tt)          “Non-Assumed Contracts” means any Contracts to which Sellers are parties but that are not Assigned Contracts including, without limitation, the Contracts set forth on Schedule 1.1(tt).

(uu)        “Ordinary Course of Business” means the ordinary and usual course of normal day to day operations of the Business consistent with past practice.

(vv)        “Owned Intellectual Property” means all Intellectual Property owned by Sellers, and used, or held for use, in connection with the operation of the Business.

(ww)       “Permits” means all notifications, licenses, permits (including environmental, construction and operation permits), provider numbers, accreditations, franchises, certificates, approvals, consents, waivers, clearances, exemptions, classifications, registrations, variances, orders, tariffs, rate schedules and other similar documents and authorizations issued by any Governmental Body and/or any self-regulatory or accreditation body or organization to Sellers and used, or held for use, in connection with the operation of the Business or applicable to ownership of the Purchased Assets or assumption of the Assumed Liabilities.

(xx)         “Permitted Encumbrances” means (i) Encumbrances for utilities and current Taxes not yet due and payable or being contested in good faith; (ii) easements, rights of way, restrictive covenants, encroachments and similar non-monetary encumbrances or non-monetary impediments against any of the Purchased Assets which do not, individually or in the aggregate, adversely affect the operation of the Business and, in the case of the Assumed Leased Real Property, which do not, individually or in the aggregate, adversely affect the use or occupancy of such Assumed Leased Real Property as it relates to the operation of the Business or materially detract from the value of the Assumed Leased Real Property, (iii) applicable zoning Laws, building codes, land use restrictions and other similar restrictions imposed by Law, (iv) materialmans’, mechanics’, artisans’, shippers’, warehousemans’ or other similar common law or statutory liens incurred in the Ordinary Course of Business and (v) such other Encumbrances or title exceptions as the Purchaser may approve in writing in its sole discretion or which do not, individually or in the aggregate, adversely affect the operation of the Business.

(yy)        “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, labor union, estate, Governmental Body or other entity or group.

(zz)         “Petition Date” means the actual date on which the Sellers commence the Chapter 11 Case.

(aaa)       “Regulatory Approvals” means any consents, waivers, approvals, orders Permits or authorizations of any Governmental Body required in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereunder.

(bbb)      “Release” means, with respect to any Hazardous Material, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air.

(ccc)       “Reserve” shall have the meaning set forth in the DIP Loan Agreement.

(ddd)      “Sale Hearing” means the hearing to approve this Agreement and seeking entry of the Sale Order.

(eee)       “Sale Motion” means the motion or motions of Sellers, in form and substance reasonably acceptable to Sellers and the Purchaser, seeking approval and entry of the Bidding Procedures Order and Sale Order.

(fff)         “Sale Order” means an order substantially in the form attached hereto as Exhibit C and otherwise in form and substance satisfactory to Sellers and the Purchaser.

(ggg)      “Siemens” means, collectively, Siemens Hearing Instruments, Inc., Siemens Aktiengesellschaft and Siemens Audiologische Technik GmbH and all of their respective Affiliates.

(hhh)      “Siemens Agreements” means the First Lien Loan Documents, the Siemens Supply Agreement and the Investor Rights Agreement, by and between Siemens and HUSA, dated December 30, 2006, as such agreement has been amended, modified or supplemented from time to time.

(iii)          “Siemens Supply Agreement” means that certain Amended and Restated Supply Agreement, dated December 30, 2006, by and between HUSA, Siemens Hearing Instruments, Inc. and certain subsidiaries of Siemens Aktiengesellschaft, as such agreement has been amended, modified or supplemented from time to time.

(jjj)          “Seller Plan” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), including all employee benefit plans which are “pension plans” (as defined in Section 3(2) of ERISA) and any other employee benefit or compensation arrangements or payroll practices (including, without limitation, severance pay, vacation pay, company awards, salary continuation for disability, sick leave, death benefit, hospitalization, welfare benefit, group or individual health, dental, medical, life, insurance, survivor benefit, deferred compensation, profit sharing, retirement, retiree medical, supplemental retirement, bonus or other incentive compensation, stock or other equity compensation plans, arrangements or policies) of Sellers and (ii) all employment, termination, bonus, severance, change in control or other similar contracts, agreements or arrangements, in each case to which any Seller is a party, with respect to which any Sellers have any Liability or obligation, which are maintained by any Seller or to which any Seller contributes or is obligated to contribute with respect to its current or former directors, officers, consultants and Employees.

(kkk)       “Sellers Intellectual Property” means all Owned Intellectual Property and all Licensed Intellectual Property of the Business.

(lll)          “Subsidiary” means any corporation, partnership, joint venture or other legal entity of which any Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the capital stock or equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity and which are consolidated with any Seller for purposes of the Financial Statements.  The Subsidiaries of HUSA are set forth on Schedule 1 hereto.

(mmm)    “Tax” and “Taxes” mean any and all taxes, charges, fees, tariffs, duties, impositions, levies or other assessments, imposed by any Governmental Body owing by Sellers, and includes any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, Taxes.

(nnn)      “Tax Period” means any period prescribed by any Governmental Body for which a Tax Return is required to be filed or a Tax is required to be paid.

(ooo)      “Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any schedule or related or supporting information) supplied or required to be supplied to any Governmental Body with respect to Taxes, including amendments thereto.

(ppp)      “Transition Services Agreement” means that certain Transition Services Agreement which may be executed by and between Sellers and the Purchaser with the general terms described in Exhibit E attached hereto, which may provide for the orderly transition of the Business from Sellers to the Purchaser for the “Transition Period” (as defined therein) after the Closing Date, including, without limitation, the assignment of certain Assumed Contracts during the time period in which the Purchaser acquires the necessary permits to operate the Business after the Closing Date, including, without limitation, applicable Medicare, Medicaid and medical insurance provider numbers and authorizations with respect to such Assumed Contracts.

(qqq)      “Wind Down Amount” shall have the meaning set forth in the DIP Loan Agreement.

1.2           Terms Defined Elsewhere in this Agreement.  For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section

2009 Audited Financial Statements	5.18
2010 Unaudited Financial Statements	5.18
Accrued Employee Obligations	2.4(g)
Acquired Customers	2.1(a)
Actions	5.5
Additional Deposit	3.2(b)
Affiliated Debtors	Preamble
Agreement	Preamble
Allocation	11.1(b)
Antitrust Laws	9.7
Assigned Contracts	2.1(p)
Assumed Customer Contracts	2.1(a)
Assumed Independent Contractor Contracts	2.1(j)
Assumed Intellectual Property	2.1(p)
Assumed Intellectual Property Licenses	2.1(p)
Assumed Leased Real Property	2.1(i)
Assumed Liabilities	2.3
Assumed Personal Property Leases	2.1(g)
Assumed Plans	2.1(k)
Assumed Real Property Leases	2.1(i)
Assumed Vendor Contracts	2.1(d)
Back-up Bidder	8.1(d)
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Bankruptcy Exceptions	5.3
Bidding Procedures Issuance Deadline	4.4(e)
Cash Balance	3.1(a)(ii)
Chapter 11 Case	Recitals
Closing	4.1
Closing Date	4.1
COBRA Continuation Coverage	7.3
Competing Bid	8.1(b)
Deposit	3.2(b)
DOJ	4.4(o)
Escrow Agent	3.2(a)
Excluded Assets	2.2

Term	Section

Excluded Liabilities	2.4
Execution Date	Preamble
Exempt Trust	5.14(c)
Financial Statements	5.18
FTC	4.4(o)
HUSA	Preamble
Initial Deposit	3.2(a)
Insurance Policies	5.15
Material Contracts	5.7(a)
Most Recent Balance Sheet	5.18
Outside Back-up Date	8.1(d)
Outside Date	4.4(i)
Prevailing Bidder	8.1(d)
Purchase Price	3.1(a)
Purchased Assets	2.1
Purchaser	Preamble
Purchaser’s Documents	6.2
Qualified Plan	5.14(c)
Registered IP	5.6(a)
Representatives	9.2(a)
Sellers	Preamble
Sellers’ Documents	5.3
Significant Vendors/Suppliers	5.16
Transferred Employee	7.1
Transfer Taxes	11.1(a)
WARN Act	7.4

ARTICLE II

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

2.1           Purchase and Sale of Assets.  Pursuant to Sections 105, 363 and 365 of the Bankruptcy Code and on the terms and subject to the conditions set forth in this Agreement and the Sale Order, the Purchaser shall purchase and acquire and accept from Sellers, and Sellers shall sell, transfer, assign, convey and deliver to the Purchaser on the Closing Date all of Sellers’ right, title and interest in, to and under the Purchased Assets, free and clear of all Encumbrances (other than Encumbrances included in the Assumed Liabilities and Permitted Encumbrances).  “Purchased Assets” shall mean all of the business, assets, properties, contractual rights, goodwill, going concern value, rights and claims of Sellers related to the Business, wherever situated and of whatever kind and nature, real or personal, tangible or intangible, whether or not reflected on the books and records of Sellers (other than the Excluded Assets), including, without limitation, each of the following assets:

(a)          all Contracts with customers of Sellers (the “Acquired Customers”), and all rights pursuant thereto, entered into by Sellers, including, without limitation, (i) the Material Contracts set forth on Section 5.7(a) of the Seller Disclosure Schedule and any other such Contract added to the list of Assumed Customer Contracts in accordance with Section 2.5, (ii) any other such Contract with customers of Sellers entered into in the Ordinary Course of Business between the Execution Date and the Closing Date that, if entered into by Sellers on or prior to the Execution Date, would not be a Material Contract, (iii) any other Contract with customers of Sellers entered into by Sellers between the Execution Date and the Closing Date that, if entered into by Sellers on or prior to the Execution Date, would be a Material Contract; provided that the execution thereof has been approved by the Purchaser in writing pursuant to Section 9.1 and (iv) all existing customer warranty agreements, maintenance agreements and service agreements (collectively, the “Assumed Customer Contracts”);

(b)          all Accounts Receivable;

(c)           all Documents used in or relating to the Business or in respect of the Purchased Assets or Assumed Liabilities, including, but not limited to, the Acquired Customers,  services, marketing, advertising and promotional activities, trade shows and all files, supplier lists, vendor lists, records, literature and correspondence with sufficient detail as reasonably available;

(d)           (i) all Contracts with suppliers and vendors, including, without limitation, Contracts with subcontractors for staffing services and affiliate providers, and all rights pursuant thereto, entered into by Sellers, including, without limitation, the Material Contracts set forth on parts (vi) and (viii) to Section 5.7(a) of the Seller Disclosure Schedule and any other such Contract added to the list of Assumed Vendor Contracts in accordance with Section 2.5 to the extent such Contracts may be assumed and assigned under Section 365 of the Bankruptcy Code, (ii) any other such Contract with suppliers or vendors of Sellers entered into in the Ordinary Course of Business between the Execution Date and the Closing Date that, if entered into by Sellers on or prior to the Execution Date, would not be a Material Contract and (iii) any other Contract with suppliers or vendors of Sellers entered into between the Execution Date and the Closing Date that, if entered into by Sellers on or prior to the Execution Date, would be a Material Contract; provided that the execution thereof has been approved by the Purchaser in writing pursuant to Section 9.1 (collectively, the “Assumed Vendor Contracts”);

(e)          all deposits and prepaid expenses of Sellers, including, but not limited to (i) security deposits with third party suppliers, vendors or service providers, ad valorem taxes and lease and rental payments (other than in connection with any Excluded Assets), (ii) rebates, (iii) tenant reimbursements, (iv) pre-payments, (v) deposits or collateral for letters of credit provided by Sellers and (vi) those other deposits and pre-paid expenses set forth on Schedule 2.1(e);

(f)           all Equipment, including, without limitation, the Equipment leased pursuant to the Personal Property Leases set forth in Section 5.10 of the Seller Disclosure Schedule;

(g)          all leases and subleases for personal property to which Sellers are a party and used or held for use in the operation of the Business and all of the rights of Sellers to such personal property, including, without limitation, those items leased pursuant to the Personal Property Leases set forth in Section 5.10 of the Seller Disclosure Schedule (the “Assumed Personal Property Leases”);

(h)          the name HearUSA, Inc., and any derivations thereof which are owned by Sellers;

(i)           all leases and subleases for the Leased Real Property set forth in Section 5.11(b)(1) of the Seller Disclosure Schedule and all of Sellers’ right, title and interest in and thereto and any other such leases and subleases added to the list of Assumed Real Property Leases in accordance with Section 2.5 (such leases and subleases, the “Assumed Real Property Leases” and the underlying Leased Real Property, the “Assumed Leased Real Property”);

(j)           all Contracts between the Sellers and any independent contractors who are not employees of Sellers but who have been retained by Sellers and who render services (i) on behalf of Sellers or (ii) on behalf of third parties where Sellers act as an intermediary or broker, including, in each case, Contracts with independent service providers (collectively, the “Assumed Independent Contractor Contracts”);

(k)           all Permits and all pending applications therefor;

(l)           all rights under non-disclosure or confidentiality, non-compete or non-solicitation agreements with Employees, agents or third parties, including, without limitation, with Acquired Customers;

(m)           all rights, claims, credits, causes of action or rights of set off against third parties relating to the Purchased Assets (including, for the avoidance of doubt, those arising under, or otherwise relating, to the Assigned Contracts) or Assumed Liabilities, including rights under vendors’ and manufacturers’ warranties, indemnities and guaranties and including any avoidance claims or causes of action under the Bankruptcy Code or applicable state Law with respect to the Purchased Assets, including, without limitation, all rights and avoidance claims of Sellers arising under chapter 5 of the Bankruptcy Code with respect to the Purchased Assets;

(n)          any counterclaims, setoffs or defenses that Sellers may have with respect to any Assumed Liabilities;

(o)          all Tax Returns or Tax records of Sellers;

(p)          (i) all of the Sellers’ right, title and interest in and to the Seller Intellectual Property, including the items listed on Schedule 2.1(p)(i) (collectively, the “Assumed Intellectual Property”) and (ii) all Contracts pursuant to which Sellers are granted a license to, or any rights under, any Intellectual Property of any third Person and all Contracts pursuant to which Sellers grant to a third Person a license to, or any rights under, Seller Intellectual Property, including the Contracts listed on Schedule 2.1(p)(ii) (the “Assumed Intellectual Property Licenses” and, together with the Assumed Customer Contracts, the Assumed Vendor Contracts, the Assumed Personal Property Leases, the Assumed Real Property Leases and the Assumed Independent Contractor Contracts, the “Assigned Contracts”);

(q)          a 50% “Percentage Interest” (as defined therein) in and to HEARx West LLC, a Delaware limited liability company (the “HEARx West Membership Interest”), as evidenced by that certain Limited Liability Company Agreement, dated as of August 10, 1998, by and between HUSA and The Permanente Federation, LLC (the “HEARx West Operating Agreement”);

(r)           100% of the ownership interest of the Canadian and U.S. legal entities which are wholly owned by any of the Sellers and  listed on Schedule 2.1(r) attached hereto;

(s)          all of Sellers’ indemnification rights under the Assigned Contracts;

(t)           all goodwill and other intangible assets associated with the Business or the Purchased Assets;

(u)          all personnel files for Transferred Employees, except to the extent that any transfer or assignment to the Purchaser is prohibited by applicable Law (provided that the Purchaser shall have the right to make copies thereof to the extent permitted by applicable Law);

(v)          all Documents (whether copies or originals) relating to formation, qualifications to conduct business as a foreign corporation or other legal entity, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, stock ledgers, stock certificates, by-laws and other documents relating to the organization and existence of Sellers as corporations or other legal entities, as applicable (together with analogous documentation);

(w)         all loans and other Indebtedness payable to Sellers, including, without limitation, any loans owing by HEARx West, LLC to any of the Sellers, if any;

(x)           all of the Sellers’ Insurance Policies except for Sellers’ director and officer insurance policies, fiduciary policies or employment practices policies (in each case of the foregoing, including any tail policies or coverage thereon);

(y)          the Assumed Plans listed on Schedule 2.1(y) and any assets, reserves, credits and service agreements, and all Documents created, filed or maintained in connection with the Assumed Plans to the extent transferable in accordance with the existing terms and conditions of such Assumed Plans and any applicable insurance policies related to the Assumed Plans; and

(z)           all Cash and Cash Equivalents, except for all cash retainers held by any professional retained with the permission of the Bankruptcy Court, the Wind Down Amount and the Reserve.

2.2           Excluded Assets.  Notwithstanding anything to the contrary in this Agreement, in no event shall Sellers be deemed to sell, transfer, assign or convey, and Sellers shall retain all right, title and interest to, in and under the following assets, properties, interests and rights of Sellers (collectively, the “Excluded Assets”):

(a)           all Non-Assumed Contracts, including, without limitation, the Siemens Agreements and/or any accounts payable owing to Siemens ;

(b)           all cash retainers held by any professional retained with the permission of the Bankruptcy Court, the Wind Down Amount, the Reserve and all cash tendered as part of the Purchase Price;

(c)           any claim, right or interest of Sellers in or to any refund, rebate, abatement or other recovery for Taxes with respect to the Business or the Purchased Assets, together with any interest due thereon or penalty rebate arising therefrom, for any Tax Period (or portion thereof) ending on or before the Closing Date;

(d)           all Documents (whether copies or originals) (i) to the extent they relate solely to any of the Excluded Assets or Excluded Liabilities, (ii) that Sellers are required by Law to retain and are prohibited by Law from providing a copy of to the Purchaser or (iii) prepared primarily in connection with the transactions contemplated by this Agreement, including bids received from other parties;

(e)           all shares of capital stock or other equity interests of Sellers (including, for the avoidance of doubt, the Affiliated Debtors) or securities convertible into or exchangeable or exercisable for any such shares of capital stock or other equity interests of Sellers (including, for the avoidance of doubt, the Affiliated Debtors), but expressly excluding from the “Excluded Assets” the HEARx West Membership Interest;

(f)           Sellers’ director and officer insurance policies, fiduciary policies and employment practices policies (in each case of the foregoing, including any tail policies or coverage thereon);

(g)           any avoidance claims or causes of action under the Bankruptcy Code or applicable state Law with respect to the Excluded Assets, including, without limitation, all rights and avoidance claims of Sellers arising under chapter 5 of the Bankruptcy Code with respect to the Excluded Assets;

(h)           all claims, defenses, offsets, and counterclaims, if any, that Sellers may have against the First Lien Lender and any of its Affiliates under the First Lien Loan Documents or otherwise;

(i)           all claims that Sellers may have against any Person solely with respect to any Excluded Assets;

(j)           Sellers’ rights under this Agreement;

(k)           all Seller Plans, except the Assumed Plans, including, without limitation, any assets, reserves, credits and service agreements, and all Documents created, filed or maintained in connection with such Seller Plans to the extent transferable in accordance with the existing terms and conditions of such Seller Plans and any applicable insurance policies related to such Seller Plans; and

(l)           the Contracts, properties and assets set forth on Schedule 2.2(l) and on Schedule 1.1 (tt).

2.3           Assumption of Liabilities.  On the terms and subject to the conditions set forth in this Agreement and the Sale Order, on the Closing Date, the Purchaser shall assume only the following Liabilities of the Sellers (collectively, but in all cases excluding the Excluded Liabilities, the “Assumed Liabilities”):

(a)           any and all Liabilities of Sellers under each Assigned Contract;

(b)           the obligation to pay the amounts owed (and no other Liabilities) for goods or services received by Sellers in the Ordinary Course of Business in respect of any trade and vendor accounts payable arising prior to, on or after the Petition Date (other than the Siemens Agreements), including, without limitation, the critical trade and vendor payables listed on Schedule 2.3(b) (such critical payables, the “Critical Payables”);

(c)           any and all Liabilities arising under any Assumed Plan (to the extent transferable in accordance with the existing terms and conditions of the applicable Assumed Plan);

(d)           all Liabilities arising under the DIP Loan Documents (if the Purchaser or the Purchaser’s designee is the DIP Lender, all amounts due on the DIP Loan, and if the Purchaser or the Purchaser’s designee is not the DIP Lender, then, the DIP Loan shall be paid in full at the Closing);

(e)           all unpaid payables to Critical Payables or permitted under the Budget, as defined in the DIP Loan Agreement, and not paid as of the Closing.

(f)           the assumption of the Contract between the AARP and the Sellers and the obligation to deliver a substitute letter of credit to the AARP on the Closing Date to collaterally secure the Purchaser’s performance under such Contract;

(g)           all Liabilities arising out of the conduct of the Business or ownership of the Purchased Assets on or after the Closing Date;

(h)           any amounts owing to HEARx West, LLC  by any of the Sellers, including, without limitation, the obligation to pay to HEARx West, LLC any and all amounts due from Sellers to HEARx West, LLC, plus accrued interest thereon at the rate designated by HEARx West, LLC, at the Closing under this Agreement to repay any and all loans made by HEARx West, LLC to any of the Sellers;

(i)           the promissory notes issued by Sellers to certain companies which sold assets or businesses to Sellers prior to the Petition Date as listed on Schedule 2.3(i), (and Seller has informed Purchaser that certain of the promissory notes delivered by Seller which are listed on such Schedule 2.3(i) are related to certain covenants not to compete issued to Sellers by such payees); and

(j)           any additional Liabilities set forth on Schedule 2.3(j).

2.4           Excluded Liabilities.  Except for the Assumed Liabilities, the Purchaser shall not assume, or become liable for the payment or performance of, any Liabilities of any nature whatsoever, whether accrued or unaccrued, including, without limitation, the following Liabilities (collectively, the “Excluded Liabilities”) which shall remain Liabilities of Sellers:

(a)           all Liabilities of the Sellers relating to or otherwise arising, whether before, on or after the Closing, out of, or in connection with, any of the Excluded Assets;

(b)           all Liabilities of the Sellers in respect of Non-Assumed Contracts, including, without limitation, any Liabilities of Sellers owed to Siemens under the Siemens Agreements;

(c)           except to the extent that Liabilities are assumed pursuant to Section 2.3 (which shall be Assumed Liabilities), litigation and related claims and Liabilities arising out of or in connection with events occurring on or prior to the Closing Date, no matter when raised;

(d)           any and all Liabilities relating to any environmental or safety matter (including any Liability or obligation under any Environmental Law), arising out of or relating to Sellers’ operation of the Business or Sellers’ leasing, ownership or operation of any Leased Real Property on or prior to the Closing Date no matter when raised;

(e)           except to the extent that Liabilities are assumed pursuant to Section 2.3 (which shall be Assumed Liabilities), all Liabilities of Sellers in respect of Indebtedness, whether or not relating to the Business, including all Liabilities arising under the First Lien Loan Documents or the Siemens Supply Agreement (but excluding from this Section 2.4 (e), the DIP Loan);

(f)           except to the extent that Liabilities are assumed pursuant to Section 2.3 (which shall be Assumed Liabilities), any claims, demands, proceedings or causes of action subject to or covered by the Insurance Policies;

(g)          any and all Accrued Employee Obligations, and any and all Liabilities arising under or otherwise in respect of (i) the Excluded Plans, and (ii) any other severance, retention, employment, change in control, pension, incentive, retirement, equity or other compensation or benefit plan, program, policy, arrangement or agreement of or with any Seller or any of their respective Affiliates or ERISA Affiliates, in each case, with respect to all Employees; (all accrued wages, compensation, payroll expenses (including payroll tax obligations), sick time, vacation time, and other paid time-off for Employees of Sellers, whether accruing prior to, on or after the Petition Date, and regardless of whether pursuant to a written agreement, policy manual or otherwise (such expenses with respect to Employees of Sellers, the “Accrued Employee Obligations”);

(h)          any and all Liabilities of Sellers for Taxes;

(i)           any payments due to any equityholders of Sellers in respect of management or other fees other than compensation owed to equityholders who are Employees of Sellers in the Ordinary Course of Business;

(j)           all Liabilities set forth on Schedule 2.4(j);

(k)           any Liabilities of Sellers in, under or pursuant to Intercompany Obligations (except for the items described in Section 2.3(h) and (i));

(l)           any and all Liabilities of Sellers under any collective bargaining agreement or any agreement with any labor union;

(m)         any and all Liabilities arising out of or related to the Siemens Agreements, including, without limitation, the rejection by HUSA, as a Chapter 11 debtor, of the Siemens Supply Agreement;

(n)          all costs and expenses of professionals retained under Sections 327, 328, 363 or 1103 of the Bankruptcy Code and all fees owed the United States Trustee under 28 U.S.C. § 1930 9(a) or otherwise, which along with the costs associated with the wind down of the Chapter 11 Case, to the extent not previously paid, shall be paid out of and capped at the Wind Down Amount; and

(o)          any Liabilities arising from the operation of any successor liability Laws, including, without limitation, “bulk sales” statutes, to the extent that non-compliance therewith or the failure to obtain necessary clearances would subject the Purchaser or the Purchased Assets to the claims of any creditors of the Sellers other than with respect to the Assumed Liabilities, or would subject any of the Purchased Assets to any Encumbrances or other restrictions, other than Encumbrances arising in connection with the Assumed Liabilities.

For the avoidance of doubt, except as expressly noted above, none of the Excluded Liabilities shall be included as Assumed Liabilities.

2.5           Cure Costs; Disclosure Schedule Updates.

(a)           At the Closing, the Purchaser shall pay, or fund the reimbursement of Sellers for the payment of, all Cure Costs.  Notwithstanding anything in this Agreement to the contrary, the Purchaser may revise any Schedule setting forth the Material Contracts, the Purchased Assets and the Excluded Assets to (i) include in or exclude from the definition of Purchased Assets (pursuant to the applicable Schedule) and to include in the definition of Excluded Assets, any Purchased Asset, including, without limitation, any Contract of Sellers or other asset not previously included in the Purchased Assets, at any time on or prior to the fifteenth (15th) day prior to the Sale Hearing, and require Sellers to give notice to the parties to any such Contract and (ii) exclude from the definition of Purchased Assets (pursuant to the applicable Schedule) and to include in the definition of Excluded Assets, any Purchased Asset, including, without limitation, any Assigned Contract or other assets of Sellers previously included in the Purchased Assets and not otherwise included in the definition of Excluded Assets, at any time on or prior to the fifteen (15) days prior to the Sale Hearing; provided that no such change of the Schedules, the definition of the Purchased Assets or the definition of the Excluded Assets shall reduce the amount of the Purchase Price and provided further that no item in “Excluded Assets” shall be included in the “Purchased Assets.”  If any Contract is added to (or excluded from) the Purchased Assets as permitted by this Section 2.5, Sellers shall promptly take such steps as are reasonably necessary, including, if applicable, payment or adequate assurance of payment of all Cure Costs (which shall be funded by the Purchaser in cash at Closing) and prompt delivery of notice to the non-debtor counterparty, to cause such Contracts to be assumed by Sellers, and assigned to the Purchaser, on the Closing Date (or excluded under the Sale Order and this Agreement).  Without limiting any of the Purchaser’s rights pursuant to this Section 2.5, in the event that the Sale Order does not approve the assignment or transfer of one or more of the Assigned Contracts to the Purchaser as Purchased Assets, the Purchaser may, in its sole discretion and at any time prior to the Closing Date, exclude any or all of the Assigned Contracts from the Purchased Assets, but may not otherwise terminate its obligations under this Agreement.

(b)           In the event any party to a Contract timely objects to the calculation of the Cure Costs for such Contract designated by Seller and alleges that the Cure Cost for such Contract exceeds the amount calculated by Seller for such Contract (the amount of such excess Cure Cost for the Contract in question, the “Excess Cure Amount”), then, (i) Seller shall provide written notice to Purchaser of such Cure Cost objection and the amount of such Excess Cure Amount for each of the proposed Assumed Contracts, and (ii) Purchaser shall, within three business days after receipt of such notice from Seller either (a) notify Seller that Purchaser elects not to assume such Contract if the Excess Cure Amount is in excess of ten percent of the Cure Amount for such Contract and (b) take no action with respect to such notice, in which case, such Contract shall continue to be assumed by Purchaser at the Closing.  At the Closing, Seller shall retain the aggregate Excess Cure Amounts for all Assumed Contracts in escrow and shall use commercial reasonable efforts to resolve such discrepancy with such Contract parties after the Closing.  In the event any such discrepancies are resolved by Seller, then, Seller shall refund such Excess Cure Amounts to Purchaser less any out of pocket expenses incurred by Seller to resolve such matter(s).  In the event Seller does not resolve such discrepancy with such Contract party in question, then, Seller shall deliver such Excess Cure Amount to the Contract parties in question.

2.6           Transition Services Agreement.  At the Closing, Sellers and the Purchaser may (but shall not be obligated to) execute and deliver the Transition Services Agreement.   In the event Sellers and Purchaser fail to execute and deliver the Transition Services Agreement for any reason or for no reason, such failure to execute and deliver such Transition Services Agreement shall not constitute a condition to the obligation of Sellers and Purchaser to close the transactions contemplated by this Agreement.  In the event no Transition Services Agreement is executed, then, Section 9.3 of this Agreement shall apply with respect to the matters which were to be addressed in such Transition Services Agreement.

2.7           Further Conveyances and Assumptions.  From time to time following the Closing, the Sellers and the Purchaser shall, and the Sellers and the Purchaser shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquaintances and such other instruments, and shall take such further actions, as may be necessary or appropriate to assign and convey fully to the Purchaser and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to the Purchaser under this Agreement and the Sellers’ Documents and to ensure the assumption of the Liabilities and obligations intended to be assumed by the Purchaser under this Agreement and the Sellers’ Documents, and to otherwise make effective the transactions contemplated hereby and thereby.

2.8           “As Is” Transaction.  PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ARTICLE V OF THIS AGREEMENT, THE SELLERS MAKE NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY MATTER RELATING TO THE PURCHASED ASSETS.  WITHOUT IN ANY WAY LIMITING THE FOREGOING, SELLER HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF THE PURCHASED ASSETS.  PURCHASER FURTHER ACKNOWLEDGES THAT PURCHASER HAS CONDUCTED AN INDEPENDENT INSPECTION AND INVESTIGATION OF THE PHYSICAL CONDITION OF THE PURCHASED ASSETS AND ALL SUCH OTHER MATTERS RELATING TO OR AFFECTING THE PURCHASED ASSETS AS PURCHASER DEEMED NECESSARY OR APPROPRIATE AND THAT IN PROCEEDING WITH ITS ACQUISITION OF THE PURCHASED ASSETS, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V HEREOF, PURCHASER IS DOING SO BASED SOLELY UPON SUCH INDEPENDENT INSPECTIONS AND INVESTIGATIONS.  ACCORDINGLY, PURCHASER WILL ACCEPT THE PROPERTY AT THE CLOSING “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS” WITHOUT REPRESENTATION OR WARRANTY (EXPRESS OR IMPLIED) AND WITHOUT RECOURSE.

2.9           Mutual General Release Regarding Auxiliary Health.  In order to induce Purchaser to execute and deliver this Agreement, effective on the Closing under this Agreement: (A) HUSA hereby irrevocably and forever releases Auxiliary Health from any and all loans, claims and other Indebtedness payable to HUSA or any of its affiliates by Auxiliary Health, including, without limitation, any loans owing by Auxiliary Health to HUSA or any of its affiliates, if any and (B) Auxiliary Health hereby irrevocably and forever releases HUSA from any and all loans, claims and other Indebtedness payable from HUSA or any of its affiliates to Auxiliary Health, including, without limitation, any loans owing by HUSA or any affiliates to Auxiliary Health or any of its affiliates, if any.  Purchaser shall be an express third party beneficiary of this Section 2.9.  If requested by Purchaser, Sellers shall execute and deliver a separate mutual release agreement at the Closing to Purchaser confirming the mutual release set forth in this Section 2.9.

ARTICLE III

CONSIDERATION AND DEPOSIT

3.1           Consideration.

(a)           The purchase price for the Purchased Assets (the “Purchase Price”) shall be the sum of the following:

(i)           The amount of the Deposit; plus

(ii)          the “all cash” sum in the amount of Sixty-Nine Million Five Hundred Thousand Dollars ($69,500,000.00) (such amount, the “Cash Balance”); plus

(iii)         the aggregate amount of the Cure Costs; plus

(iv)         if the Purchaser or the Purchaser’s designee is the DIP Lender, then, the release of Sellers and the Excluded Assets from all Liability under the DIP Loan and the DIP Loan Documents and the cancellation of the DIP Loan, together with the release of all liens and security interests evidenced by the DIP Loan Documents and/or Bankruptcy Court order approving such DIP Loan (and, if the Purchaser is not the DIP Lender, then, the Cash Balance (which is defined above) must be sufficient to pay in full the DIP Loan);  plus

(v)          the assumption of the amount of the Assumed Liabilities described in Section 2.3.

(b)           To the extent Sellers have any claims, offsets, counterclaims, defenses and/or causes of action against the First Lien Lender on the outstanding indebtedness of HUSA under the First Lien Loan Documents, then, subject to the terms of any order issued by the Bankruptcy Court, at the Closing, Sellers may escrow any funds payable to the First Lien Lender pursuant to such order issued by the Bankruptcy Court.

 (c)           At the Closing, Sellers shall request that the DIP Lender provide to Sellers and the Purchaser a written confirmation of the outstanding balance of the DIP Loan in order that the DIP Loan may be satisfied by the Purchaser at the Closing.

(d)           The Purchase Price shall be satisfied by the Purchaser at the Closing as follows:

(e)           The Purchaser shall deliver the Cash Balance via wire transfer to the Sellers’ legal counsel, which shall be added to the Deposit (which shall be paid as provided in Section 3.2) and delivered to the Sellers, after any adjustments described in this Agreement; and

(i)           The Purchaser shall pay directly to the obligees identified on Schedule 1.1(o) the Cure Costs; and

(ii)           The Purchaser shall pay directly to the appropriate Governmental Body the Transfer Taxes and directly to the appropriate Person the other costs and expenses to be paid by the Purchaser under this Agreement; and

(iii)           With respect to the amount of the Assumed Liabilities described in Section 2.3, by the Purchaser assuming such Assumed Liabilities at the Closing; provided, however, that the Purchaser shall satisfy such Assumed Liabilities either at Closing or, in the Purchaser’s sole discretion, in the ordinary course of business; and

(iv)           The remaining cash balance must equal the Cash Balance plus an amount sufficient to pay in full the DIP Loan (without reducing the amount of the Cash Balance  or the Deposit) in order to obtain the release by the DIP Lender of the Sellers and the Excluded Assets from all Liability under the DIP Loan and the DIP Loan Documents and the cancellation of the DIP Loan, together with the release of all liens and security interests evidenced by the DIP Loan Documents and/or a Bankruptcy Court order approving such DIP Loan.

3.2           Purchaser's Deposit.

(a)           Within two (2) business days after the execution and delivery of this Agreement by Sellers and the Purchaser (time being of the essence), the Purchaser shall deliver to Sellers’ counsel, Berger Singerman, P.A., as escrow agent (the “Escrow Agent”), a cash earnest money deposit in the amount of Five Hundred Thousand Dollars ($500,000) (the “Initial Deposit”).

(b)           Within two (2) business days after the Bidding Procedures Order is issued or entered by the Bankruptcy Court (time being of the essence), the Purchaser shall deliver to the Escrow Agent an additional cash earnest money deposit (the “Additional Deposit”) in the amount of the excess of (i) fifteen percent (15%) of the Cash Balance LESS (ii) the amount of the Initial Deposit and, if the Purchaser or its designee is the DIP Lender, LESS the principal amount of the DIP Loan.  The Initial Deposit and the Additional Deposit are collectively called the “Deposit.”  The Deposit shall be non-refundable to the Purchaser for all purposes, except as expressly set forth in Section 4.4,  Section 4.6 or Section 4.7.

(c)           Notwithstanding anything to the contrary set forth in this Agreement or otherwise, the Deposit shall be delivered to the Purchaser in the event the Bidding Procedures Order fails to be issued by the Bankruptcy Court on or before the Bidding Procedures Issuance Deadline (hereinafter defined).  If the Bidding Procedures Order is issued by the Bankruptcy Court on or before the Bidding Procedures Issuance Deadline, then, Section 4.6 and Section 4.7 shall govern the disposition of the Deposit.

ARTICLE IV

CLOSING AND TERMINATION

4.1           Closing.  Subject to the satisfaction of the conditions set forth in Sections 10.1, 10.2 and 10.3 hereof or the waiver thereof by the party entitled to waive the applicable condition, the closing of the purchase and sale of the Purchased Assets, the delivery of the Purchase Price, the assumption of the Assumed Liabilities and the consummation of the other transactions contemplated by this Agreement (the “Closing”) shall take place at the Fort Lauderdale offices of Sellers’ counsel, Berger Singerman, P.A., 350 East Las Olas Blvd., Suite 1000, Fort Lauderdale, Florida 33301 or by a “mail away” closing reasonably acceptable to Sellers and the Purchaser (or at such other place as the parties may designate in writing) on the date that is no later than two (2) business days following the entry of the Sale Order; provided, that, and subject to Section 4.4, to the extent the conditions set forth in Section 10.1, Section 10.2 and Section 10.3 are not so satisfied (other than conditions that by their nature are to be satisfied at the Closing) or so waived on or prior to such date, the period of time within which the Closing shall occur shall be automatically extended until, and the Closing shall occur promptly (but no later than two (2) business days) following, such date as all of the conditions set forth in Section 10.1, Section 10.2 and Section 10.3 have been satisfied (other than conditions that by their nature are to be satisfied at the Closing) or waived by the party entitled to waive the applicable condition, unless another time or date, or both, are agreed to in writing by the parties hereto.  The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date.”  Unless otherwise agreed by the parties in writing, the Closing shall be deemed effective and all right, title and interest of Sellers in the Purchased Assets to be acquired by the Purchaser hereunder shall be considered to have passed to the Purchaser and the assumption of all of the Assumed Liabilities shall be considered to have occurred as of 12:01 a.m. Eastern Time on the Closing Date.

4.2           Closing Deliveries by Sellers.  At the Closing, Sellers shall deliver to the Purchaser:

(a)           a duly executed bill of sale with respect to the Purchased Assets, substantially in the form attached hereto as Exhibit A;

(b)           a duly executed assignment and assumption agreement with respect to the Assumed Liabilities, substantially in the form attached hereto as Exhibit B;

(c)           a true and correct copy of the Sale Order, substantially in the form attached hereto as Exhibit C;

(d)           to the extent agreed by the parties, a duly executed Transition Services Agreement;

(e)           a duly executed non foreign person affidavit of Sellers if is not a disregarded entity for federal tax purposes, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, stating that each Seller is not a “foreign person” as defined in Section 1445 of the Code;

(f)           the officer’s certificates required to be delivered pursuant to Sections 10.3(b) and 10.3(c);

(g)           an assignment of the HEARx West Membership Interest (without representation or warranty and without recourse) to the Purchaser or the Purchaser’s designee;

(h)           all other previously undelivered certificates, agreements and other documents required by this Agreement to be delivered by Sellers at or prior to the Closing in connection with the transactions contemplated by this Agreement; and

(i)           such other agreements, certificates, instruments and documents reasonably requested by the Purchaser in order to fully consummate the transactions contemplated by this Agreement and carry out the purposes and intend of this Agreement.

4.3           Closing Deliveries by the Purchaser.  At the Closing, the Purchaser shall deliver or cause to be delivered to (or at the direction of) Sellers:

(a)           the Cash Balance by wire transfer of immediately available funds to an account designated by Sellers at least two (2) Business Days prior to Closing;

(b)           the Cure Costs, if any, owed to Sellers as reimbursement for Cure Costs paid by Sellers prior to Closing, payable by wire transfer to an account designated by Sellers at least two (2) Business Days prior to Closing;

(c)           a duly executed assignment and assumption agreement substantially in the form attached hereto as Exhibit B;

(d)           to the extent agreed to by the parties, a duly executed Transition Services Agreement substantially in the form attached hereto as Exhibit E;

(e)           the officer’s certificates required to be delivered pursuant to Sections 10.2(a) and 10.2(b);

(f)           the return to Sellers  of the letter of credit(s) in the possession of AARP as security under the AARP Contract because Purchaser shall have provided to AARP an alternate letter of credit or other collateral acceptable to AARP with respect to such AARP Contract;

(g)           written confirmation from the DIP Lender, in form and substance acceptable to the Sellers that the DIP Loan has been satisfied in full and all liens and security interests granted under the DIP Loan Documents have been released by the DIP Lender;

(h)           all other previously undelivered certificates, agreements and other documents required by this Agreement to be delivered by the Purchaser at or prior to the Closing in connection with the transactions contemplated by this Agreement; and (i) such other agreements, certificates, instruments and documents reasonably requested by Sellers in order to fully consummate the transactions contemplated by this Agreement and carry out the purposes and intent of this Agreement.

4.4           Termination of Agreement.  This Agreement may be terminated as follows:

(a)           by the mutual written consent of Sellers and the Purchaser at any time prior to the Closing;

(b)           by either the Purchaser or Sellers, if there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited, or there shall be in effect a final non-appealable order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall promptly appeal any adverse determination which is appealable (and pursue such appeal with reasonable diligence);

(c)           by the Purchaser, if the Chapter 11 Case is dismissed or converted to a case or cases under Chapter 7 of the Bankruptcy Code, or if a trustee is appointed in the Chapter 11 Case or if an examiner with expanded powers to operate or manage the financial affairs, the business or the reorganization of Sellers is appointed in the Chapter 11 Case;

(d)           by the Sellers, if the Purchaser fails to timely deliver the Deposit to the Escrow Agent as required by Section 3.2;

(e)           by the Purchaser, if the Bidding Procedures Order shall not have been entered by the Bankruptcy Court by the close of business on or before two (2) business days following twenty (20) days after the Petition Date (the “Bidding Procedures Issuance Deadline”); provided, however, that the right to terminate this Agreement under this Section 4.4(e) shall not be available to the Purchaser if its failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Bankruptcy Court to issue the Bidding Procedures Order by the Bidding Procedures Issuance Deadline;

(f)           by either the Purchaser or Sellers, if, following its entry, the Bidding Procedures Order shall fail to be in full force and effect or shall have been stayed, reversed, modified or amended in any respect without the prior written consent of the Purchaser and Sellers; provided, however, that the right to terminate this Agreement under this Section 4.4(f) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Bidding Procedures Order to be in full force and effect;

(g)           by the Purchaser, if the Sale Order shall not have been entered by the Bankruptcy Court by the close of business on or before two (2) business days following forty (40) days after the entry of the Bidding Procedures Order (the “Sale Order Deadline”); provided, however, that the right to terminate this Agreement under this Section 4.4(g) shall not be available to the Purchaser if its failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Sale Order to have been entered or issued by the Sale Order Deadline;

(h)           by either the Purchaser or Sellers prior to the Closing, if, following its entry, the Sale Order shall fail to be in full force and effect or shall have been stayed, reversed, modified or amended in any respect without the prior written consent of the Purchaser and Sellers; provided, however, that the right to terminate this Agreement under this Section 4.4(h) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Sale Order to be in full force and effect;

(i)           by either the Purchaser or Sellers, if the Closing shall not have been consummated on the day that is sixty (60) days after the Bankruptcy Court enters the Sale Order (the “Outside Date”); provided, further, that if the Closing shall not have occurred on or before the Outside Date due to a material breach of any representations, warranties, covenants or agreements contained in this Agreement by the Purchaser or Sellers, then the Purchaser (if it is so in breach) or Sellers (if Sellers are in breach) may not terminate this Agreement pursuant to this Section 4.4(i);

(j)           by either the Purchaser or Sellers, if Sellers have consummated an Alternative Transaction;

(k)           by Sellers, if the Purchaser has breached any representation, warranty, covenant or agreement contained in this Agreement and as a result of such breach the conditions set forth in Section 10.2(a) and Section 10.2(b) hereof, as the case may be, would not then be satisfied at the time of such breach; provided, however, that if such breach is curable by the Purchaser within thirty (30) days through the exercise of its reasonable best efforts, then for so long as the Purchaser continues to exercise such reasonable best efforts Sellers may not terminate this Agreement under this Section 4.4(k) unless such breach is not cured within thirty (30) days from written notice to the Purchaser of such breach; provided, further, that Sellers are not then in material breach of the terms of this Agreement, provided further that a three (3) business day notice and cure period shall be applicable for the Purchaser’s failure to close on the Closing Date and provided further, that no cure period shall be required for a breach which by its nature cannot be cured;

(l)           by the Purchaser, if Sellers have breached any representation, warranty, covenant or agreement contained in this Agreement and as a result of such breach the conditions set forth in Section 10.3(b) and Section 10.3(c) hereof, as the case may be, would not then be satisfied at the time of such breach; provided, however, that if such breach is curable by Sellers within thirty (30) days through the exercise of Sellers’ reasonable best efforts, then for so long as Sellers continue to exercise such reasonable best efforts the Purchaser may not terminate this Agreement under this Section 4.4(l) unless such breach is not cured within thirty (30) days from written notice to Sellers of such breach; provided, further, that the Purchaser is not then in material breach of the terms of this Agreement, provided further that a three (3) Business Day notice and cure period shall be applicable for the Sellers’ failure to close on the Closing Date and provided further, that no cure period shall be required for a breach which by its nature cannot be cured;

(m)           by Sellers, if all of the conditions set forth in Sections 10.1 and 10.3 have been satisfied (other than conditions that by their nature are to be satisfied at the Closing) or waived and the Purchaser fails to deliver the Purchase Price at the Closing;

(n)           by the Purchaser, if all of the conditions set forth in Sections 10.1 and 10.2 have been satisfied (other than conditions that by their nature are to be satisfied at the Closing) or waived and Sellers fail to deliver the Purchased Assets at the Closing;

(o)           by the Purchaser if (i) the Federal Trade Commission (the “FTC”), the United States Department of Justice (“DOJ”), any other Governmental Body or any third party obtains a federal court injunction staying the closing under this Agreement or (ii) the waiting period under the HSR Act has not expired by the Outside Date;

(p)           by the Purchaser if the Sale Order is not a Final Order by the Outside Date; or

(q)           by Sellers, if the DIP Loan and the DIP Loan Documents are not finally approved by the Bankruptcy Court on or before twenty (20) calendar days after the Petition Date.

4.5           Procedure Upon Termination.  In the event of a termination of this Agreement by the Purchaser or Sellers, or both, pursuant to Section 4.4, (a) written notice thereof shall be given promptly by the terminating party to the other parties hereto, specifying the provision hereof pursuant to which such termination is made, (b) except as contemplated by Section 4.6 and Section 8.1 with respect to the obligations of the Purchaser to serve as a Back-up Bidder hereunder, this Agreement shall thereupon terminate and become void and of no further force and effect and (c) the consummation of the transactions contemplated by this Agreement shall be abandoned without further action of the parties hereto.  If this Agreement is terminated as provided herein, each party shall redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same.

4.6           Effect of Termination.

(a)           In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of its duties and obligations arising under this Agreement effective as of the date of such termination and such termination shall be without Liability to the Purchaser or Sellers; provided, however, that Section 4.4, Section 4.5, this Section 4.6, Article XII, the Bidding Procedures Order (if entered) and the Purchaser’s obligation to serve as a Back-up Bidder hereunder shall survive any such termination and shall be enforceable hereunder.

(b)           Notwithstanding anything to the contrary contained herein, in the event that this Agreement is terminated by Sellers pursuant to Section 4.4(k), Section 4.4(m) or pursuant to any other provision of Section 4.4 due to the Purchaser’s material breach of any of its obligations under this Agreement, then the Deposit shall be paid to the Sellers to compensate the Sellers for the costs and expenses incurred by Sellers in connection with the negotiation, execution, delivery and performance of this Agreement as liquidated damages and the Purchaser shall not incur further liability under this Agreement.  Sellers and the Purchaser acknowledge that the calculation of the damages caused to Sellers is difficult to estimate at this time and that the amount of the Deposit is a reasonable estimation of the amount of damages which would be incurred by Sellers if this Agreement is terminated as a result of the Purchaser’s material breach of any of its obligations under this Agreement.

4.7           Expense Reimbursement and Breakup Fee.

(a)           Sellers shall pay (in cash) to the Purchaser the Expense Reimbursement and the Breakup Fee upon the date the Sellers consummate an Alternative Transaction; provided, however, that the Expense Reimbursement and the Breakup Fee shall not be payable to the Purchaser if this Agreement has been terminated by Sellers pursuant to Section 4.4(k) or Section 4.4(m).

(b)           Sellers’ obligation to pay the Expense Reimbursement and Breakup Fee pursuant to this Section 4.7 shall survive termination of this Agreement  and shall constitute an administrative expense of Sellers under Section 364(c)(1) of the Bankruptcy Code.

(c)           In the event Sellers properly terminate this Agreement pursuant to Section 4.4(k), or Section 4.4(m), then Sellers shall receive the Deposit as liquidated damages and as Sellers’ sole and exclusive remedy for the breach by the Purchaser of this Agreement as further described in Section 4.6 above.

(d)           In addition to any rights the Purchaser may have to the Expense Reimbursement and Breakup Fee as set forth herein, in the event the Purchaser or Sellers properly terminate this Agreement for any reason other than pursuant to Section 4.4(k) or Section 4.4(m), then, the Purchaser shall receive a return of the Deposit upon such termination and neither party shall have any liability under this Agreement.

(e)           For avoidance of doubt, and notwithstanding anything herein to the contrary or any legal theory of any kind, if the transactions contemplated hereby are not consummated for any reason, (i) the maximum Liability that the Purchaser may have hereunder shall be forfeiture of the Deposit to Sellers, and (ii) the maximum Liability that Sellers shall have hereunder shall be the return of the Deposit, repayment of the DIP Loan and payment of the Expense Reimbursement and Breakup Fee to the Purchaser.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Sellers hereby, jointly and severally, make the representations and warranties in this Article V to the Purchaser as of the Execution Date (except with respect to representations and warranties made as of a particular date, which shall be deemed to be made only as of such date), except as qualified or supplemented by Sections in the Seller Disclosure Schedule attached hereto.  Each such Section of the Seller Disclosure Schedule is numbered by reference to representations and warranties in a specific Section of this Article V.  The information disclosed in any numbered part of the Seller Disclosure Schedule shall be deemed to be disclosed with respect to every other representation and warranty in this Article V.

5.1           Corporate Organization and Qualification.  HUSA is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.  Each of the Affiliated Debtors is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization listed on Section 5.1 of the Seller Disclosure Schedule.

5.2           HUSA and Subsidiaries.

(a)           Section 5.2(a) of the Seller Disclosure Schedule sets forth a true and complete list of the names, jurisdictions of organization, and jurisdictions of qualification as a foreign entity of each Affiliated Debtor.  Except as set forth in Section 5.2(a) of the Seller Disclosure Schedule, all outstanding shares of capital stock of or other equity ownership interests in each Affiliated Debtor (other than HUSA) are owned, directly or indirectly, by HUSA free and clear of all Encumbrances, other than Permitted Encumbrances.

(b)           Section 5.2(b) of the Seller Disclosure Schedule sets forth each corporation, association or other entity in which Sellers own, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same.

5.3           Authority Relative to This Agreement.  Except for such authorization as is required by the Bankruptcy Court and receipt of any Regulatory Approvals, Sellers have all requisite power, authority and legal capacity to (a) execute and deliver this Agreement, (b) execute and deliver each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Sellers in connection with the consummation of the transactions contemplated by this Agreement (the “Sellers’ Documents”), and (c) perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Sellers’ Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite action on the part of Sellers.  This Agreement has been, and at or prior to the Closing, each of the Sellers’ Documents will be, duly and validly executed and delivered by Sellers and (assuming the due authorization, execution and delivery by the other parties hereto and thereto, and the entry of the Sale Order) this Agreement constitutes, and each of the Sellers’ Documents when so executed and delivered will constitute, legal, valid and binding obligations of Sellers, enforceable against Sellers in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Bankruptcy Exceptions”).

5.4           Conflicts; Consents of Certain Third Parties.  Except as set forth in Section 5.4 of the Seller Disclosure Schedule or as permitted by the Sale Order, none of the execution and delivery by Sellers of this Agreement or any Sellers’ Document, the consummation of the transactions contemplated hereby or thereby, or compliance by Sellers with any of the provisions hereof or thereof will conflict with, or result in any violation of or constitute a breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of acceleration, payment, amendment, termination or cancellation under any provision of (i) the HUSA Certificate, the HUSA Bylaws or any Subsidiary Organizational Documents; (ii) subject to and assuming entry of the Sale Order, any order of any Governmental Body applicable to Sellers or any of the properties or assets of Sellers, including the Purchased Assets, or the Business; or (iii) subject to and assuming entry of the Sale Order, any applicable Law, other than, in the case of clauses (ii), and (iii), such conflicts, violations, defaults, terminations or cancellations that would not have, individually or in the aggregate, a material adverse effect on the Sellers’ ability to operate the Business in the Ordinary Course of Business.

5.5           Litigation.  Except as set forth in Section 5.5 of the Seller Disclosure Schedule, ordinary course workers compensation proceedings and litigation which is currently being administered by one or more insurance companies for the benefit of Sellers, there is no material litigation, action, claim, suit, proceeding, investigation, examination, hearing, arbitration, inquiry or subpoena (collectively, “Actions”), pending or, to the Knowledge of Sellers, threatened against Sellers or any property or asset of Sellers or which could give rise to or increase an Assumed Liability.  Except as set forth in Section 5.5 of the Seller Disclosure Schedule, no Sellers are subject to any judgment, decree, injunction or order of any court, arbitration panel or other Governmental Body that relates to the Business or the Purchased Assets and for which the Sellers have continuing obligations or Liabilities.  For the avoidance of doubt, all of the Actions are Excluded Liabilities.

5.6           Intellectual Property.

(a)           Section 5.6(a) of the Seller Disclosure Schedule sets forth a true, complete and correct list of (i) all of the patents, registered trademarks, registered copyrights, Internet domain names and applications for any of the foregoing, in each case that constitute the Owned Intellectual Property (collectively, the “Registered IP”) and (ii) a list of all other material Owned Intellectual Property and a list of all Licensed Intellectual Property (except for Intellectual Property licensed pursuant to off the shelf software and licenses implied in the sale of such software), all of which are Purchased Assets.

(b)           Section 5.6(b) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all material software, databases, licenses, and contracts that are included in, comprise or are related to the Owned Intellectual Property, except for off the shelf software and licenses implied in the sale of such software, all of which are Purchased Assets..

5.7           Agreements, Contracts and Commitments; Certain Other Agreements.

(a)           Section 5.7(a) of the Seller Disclosure Schedule sets forth the following types of material executory Contracts that are unexpired as of the Execution Date, and are Purchased Assets,  relating to the Business to which Sellers are parties or by which it is bound or any of the Purchased Assets are bound (such Contracts set forth below are collectively referred to as the “Material Contracts”):

(b)           each note, mortgage, indenture and other obligation and agreement and other instrument for or relating to any lending or borrowing of Sellers or to which any assets of Sellers are subject;

(c)           each Contract since January 1, 2010 which provides for payment in excess of $150,000 or pursuant to which Sellers have any remaining liability to pay contingent consideration, including any option to acquire or sell any material properties or material assets of Sellers or any other Sellers;

(d)           each limited partnership agreement, or limited liability company operating agreement and other joint venture agreement or other similar Contract pursuant to which Sellers have any equity interest in any other Person;

(e)           each managed care contract with Sellers providing for a payment from the applicable insurer in excess of $100,000 per month;

(f)           each Contract with customers of Sellers for goods or services to be provided by Sellers, which Sellers reasonably anticipate will involve future payment or payments to Sellers in excess of $1,000,000 in any calendar year;

(g)           each Contract with suppliers to Sellers for goods or services to be provided to Sellers (other than insurance, real property leases), which Sellers reasonably anticipate will involve future payment or payments by Sellers in excess of $500,000 in any calendar year;

(h)           each other Contract (other than Contracts with Employees, customers or suppliers of Sellers) that involves the payment to or from Sellers in excess of $100,000 in any calendar year in each individual case;

(i)           Contracts pursuant to which Sellers would be required to make payments in excess of $100,000 from and after the Execution Date and prior to the end of the earlier of (A) the term of the applicable Contract and (B) the twelve (12) month anniversary of the Execution Date;

(j)           employment agreements, severance agreements and collective bargaining agreements with any labor unions;

(k)           Contracts to which any officer or director of the Sellers or any Affiliate of any such officer or director, is a party;

(l)           leases for any real property or any material Equipment used or held for use in the Business;

(m)           Contracts that: (A) limit or restrict Sellers or any of their Affiliates from engaging in any business or other activity in any jurisdiction; or (B) create or purport to create any exclusive relationship or arrangement;

(n)           Contracts granting to any Person an option or a right of first refusal, first-offer or similar preferential right to purchase or acquire any of the Purchased Assets;

(o)           Contracts for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment;

(p)           Contracts (i) with respect to Seller Intellectual Property licensed or transferred to any third party or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to a Seller (in the case of both (i) and (ii), except for off the shelf software and licenses implied in the sale of such software);

(q)           each sales agent, dealer, distributor or joint marketing Contract under which the Company has continuing obligations to jointly market any product or service;

(r)           each Tax sharing, indemnification, allocation or similar Contract; and

(s)           Contracts with any Governmental Body.

(t)           Except as set forth in Section 5.7(b) of the Seller Disclosure Schedule, no Sellers have received any written notice of any default or event that with notice or lapse of time or both would constitute such a default by Sellers under any Material Contract.

(u)           Except as set forth in Section 5.7(c) of the Seller Disclosure Schedule, to Sellers’ Knowledge, the Sellers have heretofore delivered or made available to the Purchaser true and complete copies of all Material Contracts that are in writing, including all amendments, modifications, schedules and supplements thereto and all waivers with respect thereto.

5.8           Regulatory Matters; Permits.  To Sellers’ Knowledge, all of the Permits that are necessary for the operation of the Business as currently conducted and the ownership of the Purchased Assets are held by the Sellers, and to the Knowledge of Sellers, by Employees, as applicable, and each such permit is in full force and effect.

5.9           Brokers and Finders.  Except as set forth in Section 5.9 of the Seller Disclosure Schedule, Sellers have not employed, and to the Knowledge of Sellers, no other Person has made any arrangement by or on behalf of Sellers with any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

5.10         Tangible Personal Property; Equipment.  Section 5.10 of the Seller Disclosure Schedule sets forth all Personal Property Leases involving annual payments in excess of $100,000.00 relating to personal property, including Equipment, used by Sellers in the Business or to which Sellers are parties or by which the personal property, including Equipment, of Sellers are bound all of which are Purchased Assets.

5.11         Real Property.

(a)           No Sellers own any real property.

(b)           Section 5.11(b)(i) of the Seller Disclosure Schedule sets forth a complete and correct list of all Leased Real Property, all of which are Purchased Assets,  specifying the address, the lessor(s) of such Leased Real Property and any other information necessary to identify the Contract under which such Leased Real Property is leased (the “Real Property Leases”).  Except as set forth on Section 5.11(b)(ii) of the Seller Disclosure Schedule, no Leased Real Property is subject to an Encumbrance other than Permitted Encumbrances or Encumbrances that will be terminated on or prior to the Closing Date.  Except as described on Section 5.11(b)(iii) of the Seller Disclosure Schedule, there are no written or oral subleases, licenses, concessions, occupancy agreements or other Contracts granting to any other Person the right of use or occupancy of the Leased Real Property and there is no Person (other than Sellers and any lessor(s) of Leased Real Property) in possession of the Leased Real Property.  Sellers have delivered to the Purchaser a true and correct copy of each Real Property Lease included in the Purchased Assets.  Except as set forth in Section 5.11(b)(iv) of the Seller Disclosure Schedule, to Sellers’ Knowledge, each Real Property Lease is valid and in full force and effect and represents the entire agreement between Sellers and the applicable lessor.

5.12         Tax Returns; Taxes.  Except as set forth in Section 5.12 of the Seller Disclosure Schedule:

(a)           All Tax Returns required to have been filed by Sellers have been duly filed and are true, correct and complete in all material respects.  No extension of time in which to file any such Tax Returns is in effect.

(b)           All Taxes due and payable by Sellers (whether or not shown on any Tax Return) have been paid in full.  The accruals and reserves with respect to Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet are adequate to cover all Taxes of the Sellers accruing or payable with respect to Tax Periods (or portions thereof) ending on or before the date of the Most Recent Balance Sheet.  All Taxes of the Sellers attributable to Tax Periods (or portions thereof) commencing after the date of the Most Recent Balance Sheet have arisen in the Ordinary Course of Business.

(c)           Since January 1, 2010, no claim has been made against Sellers by any Governmental Body in a jurisdiction where Sellers do not file Tax Returns that Sellers are or may be subject to taxation in such jurisdiction.

5.13         Employees.  Section 5.13 of the Seller Disclosure Schedule sets forth a true and correct list of the Employees as of the Execution Date, specifying their position, current wage rate or annual salary and target bonus, most recent annual bonus or commission, location of employment, employment status (i.e., active or inactive (and, if inactive, the reason for such status and expected date of return to active duty)) and date of hire.  No Seller is delinquent in payments to any Employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to Employees.  No Seller is a party to or bound by, either directly or by operation of Law, any collective bargaining agreement, labor contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labor union, trade union or employee organization or group which may qualify as a trade union in respect of or affecting Employees nor is any Seller subject to any union organization effort, or engaged in any labor negotiation.

5.14         Company Benefit Plans.

(a)           A true and correct list of only those Seller Plans included in the Purchased Assets is set forth in Section 5.14(a) of the Seller Disclosure Schedule. The Seller Plans included in the Excluded Assets are included on Schedule 1.1(tt).  The Seller has delivered to the Purchaser true and complete copies of (i) all Seller Plans and related trust agreements, annuity contracts, insurance policies or other funding instruments (including all Assumed Plans and all service agreements and insurance contracts relating thereto), (ii) the latest Internal Revenue Service determination or opinion letter obtained with respect to each Seller Plan qualified or exempt under Section 401 or 501 of the Code, as applicable, and the results of discrimination testing for the most recently completed three (3) fiscal years for each such Seller Plan, (iii) Forms 5500 and certified financial statements for the most recently completed three (3) fiscal years for each Seller Plan required to file such form, together with the most recent actuarial report, if any, prepared by the Seller Plan’s enrolled actuary, (iv) the current summary plan descriptions for each Seller Plan required to prepare, file and distribute summary plan descriptions, (v) all summaries furnished to Employees, officers or directors of each Seller of all incentive compensation, other plans and fringe benefits for which a summary plan description is not required and (vi) the form notifications to Employees of their rights under Section 4980B of the Code.

(b)           None of the Seller Plans is a “multiemployer plan” (as defined in Section 3(37) of ERISA), is or has been subject to Sections 4063 or 4064 of ERISA, or is or has been subject to subject to Title IV of ERISA or Code Section 412 or 430.  Neither Sellers nor any of their respective ERISA Affiliates have any Liability under Title IV of ERISA or Code Section 412 or 430.  None of the Seller Plans is subject to any Laws outside of the United States.  There are no Encumbrances under Section 412 or 430 of the Code or under ERISA on any of the Purchased Assets.

(c)           Each Seller Plan has been established, administered and invested in accordance with its terms and in material compliance with all applicable Laws.  The Sellers have performed and complied in all material respects with all of their respective obligations under or with respect to the Seller Plans.  Each Seller Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plan”) and each trust that is intended to be exempt under Section 501 of the Code (“Exempt Trust”) has received a determination or opinion letter from the Internal Revenue Service to the effect that such Qualified Plan is so qualified and such Exempt Trust is so exempt, and, to the Knowledge of Sellers, nothing has occurred since the date of the most recent Internal Revenue Service determination or opinion letter, as applicable, that would materially and adversely affect the tax-qualified status of any Qualified Plan or Exempt Trust.

(d)           Each Assumed Plan is a “welfare plan” subject to Section 3(2) of ERISA.  Each type of welfare benefit provided under each Assumed Plan is listed in Section 5.14(d) of the Seller Disclosure Schedule.  No Assumed Plan (or portion thereof) is self-insured or subject to a “stop-loss” insurance policy or contract.  There are no participants in any Assumed Plan other than current or former Employees of the Business (and their beneficiaries and dependents).  None of the Assumed Plans provide, or reflect or represent a Liability of the Business to provide, retiree health or other retiree welfare benefits to any current or former Employees of the Business for any reason, except as may be required by COBRA and Sellers have not agreed, promised or represented that they would provide retiree health or other retiree welfare benefits to any current or former Employees of the Business.

5.15         Insurance Policies.  Section 5.15 of the Seller Disclosure Schedule lists all insurance policies owned or held by Sellers or otherwise applicable to the Business (the “Insurance Policies”).  All of such Insurance Policies shall be included in the Purchased Assets except for Sellers’ director and officer insurance policies, fiduciary policies or employment practices policies (in each case of the foregoing, including any tail policies or coverage thereon).

5.16         Vendors and Suppliers.  Section 5.16 of the Seller Disclosure Schedule sets forth a list of all Significant Vendors/Suppliers.  “Significant Vendors/Suppliers” are: (i) the 25 vendors and/or suppliers that have sold the most, in terms of dollar value, services to the Sellers during the fiscal year ended December 25, 2010; and (ii) the 25 vendors and/or suppliers that have sold the most, in terms of dollar value, services to the Sellers during the two month period ended February 28, 2011.  Except as set forth in Section 5.16 of the Seller Disclosure Schedule, true, correct and complete copies of all written Contracts (other than purchase orders) with Significant Vendors/Suppliers have been provided to the Purchaser.

5.17         Accounts Receivable.  Sellers have made available to the Purchaser an accurate list, in all material respects, of the Accounts Receivable of Sellers, as of the date set forth in such Accounts Receivable report provided to Purchaser prior to the date.

5.18         Financial Statements.  Sellers have delivered or made available to the Purchaser the following financial statements (collectively the “Financial Statements”):  (a) audited consolidated balance sheets and statements of income, changes in stockholders’ equity and cash flow as of and for the fiscal year ended December 26, 2009 for HUSA (the “2009 Audited Financial Statements”), (b) audited consolidated balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal year ended December 25, 2010 for HUSA (the “2010 Audited Financial Statements”), and (c) an unaudited consolidated balance sheet as of April 2, 2011 (the “Most Recent Balance Sheet”) for HUSA, which Most Recent Balance Sheet is set forth in Section 5.18 of the Seller Disclosure Schedule. The 2009 Audited Financial Statements, the 2010 Audited Financial Statements and the Most Recent Balance Sheet have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, present fairly, in all material respects, the financial condition of HUSA as of such dates and the results of operations and cash flows of HUSA for such periods, and are consistent, in all material respects, with the books and records of HUSA.

5.19         Absence of Undisclosed Liabilities.  Except as set forth in Section 5.19 of the Seller Disclosure Schedule, to Seller’s Knowledge, Sellers do not have any Liabilities, except (a) Liabilities reflected on the liabilities side of the Most Recent Balance Sheet, (b) Liabilities that have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business or otherwise in accordance with the terms and conditions of this Agreement (none of which is a material Liability for breach of warranty, tort or infringement or a claim or lawsuit or breach of an Environmental Law) and (c) Liabilities that are or will be Excluded Liabilities.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby makes the representations and warranties in this Article VI to Sellers as of the Execution Date (except with respect to representations and warranties made as of a particular date, which shall be deemed to be made only as of such date), except as qualified or supplemented by Sections in the Purchaser Disclosure Schedule attached hereto.  Each such Section of the Purchaser Disclosure Schedule is numbered by reference to representations and warranties in a specific section of this Article VI.  The information disclosed in any numbered part of the Purchaser Disclosure Schedule shall be deemed to be disclosed with respect to every other representation and warranty in this Article VI.

6.1           Corporate Organization and Qualification.  The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation.  The Purchaser is qualified and in good standing as a foreign entity in the State of Florida.  The Purchaser has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted. The Purchaser has previously made available to HUSA complete and correct copies of the Purchaser’s limited liability company agreement, as amended and in effect on the Execution Date.

6.2           Authority Relative to This Agreement.  The Purchaser has the requisite corporate power and authority to (a) execute and deliver this Agreement, (b) execute and deliver each other agreement, document, instrument or certificate contemplated by this Agreement (the “Purchaser’s Documents”), and (c) perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by the Purchaser of this Agreement and each the Purchaser’s Document have been duly authorized by all necessary corporate action on behalf of the Purchaser.  This Agreement has been, and at or prior to the Closing each the Purchaser’s Document will be, duly and validly executed and delivered by the Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each the Purchaser’s Document when so executed and delivered will constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to the Bankruptcy Exceptions.

6.3           Consents and Approvals; No Violation.

(a)           Except as set forth in Section 6.3(a) of the Purchaser Disclosure Schedule, none of the execution and delivery by the Purchaser of this Agreement or the Purchaser’s Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by the Purchaser with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of acceleration, payment, amendment, termination or cancellation under any provision of (i) the certificate of formation and the limited liability agreement (or similar organizational documents) of the Purchaser, (ii) any order of any Governmental Body applicable to the Purchaser or by which any of the properties or assets of the Purchaser are bound, or (iii) any applicable Law.

(b)           Except (i) as set forth in Section 6.3(b) of the Purchaser Disclosure Schedule and (ii) as required to comply with the HSR Act, no consent, waiver, approval, order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Body or other Person nor any other Regulatory Approval is required on the part of the Purchaser in connection with the execution and delivery of this Agreement or the Purchaser’s Documents, the compliance by the Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the taking by the Purchaser of any other action contemplated hereby or thereby.

6.4           Brokers and Finders.  The Purchaser has not employed, and to the knowledge of the Purchaser, no other Person has made any arrangement by or on behalf of the Purchaser with, any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

6.5           Adequate Assurances Regarding Assigned Contracts.  As of the Closing, the Purchaser will be capable of satisfying the conditions contained in Sections 365(b)(1)(C) and 365(f) of the Bankruptcy Code with respect to the Assigned Contracts.

6.6           Sufficiency of Financing.  The Purchaser will have, on the Execution Date and on the Closing Date, the committed financing necessary to consummate the transactions contemplated by this Agreement and the funding of the DIP Loan if the Purchaser will be the DIP Lender.  The non-priming DIP Loan shall be in an aggregate principal amount of no less than $10 million and will be required to fund the Sellers’ ongoing operations until Closing on a sale of substantially all of the Sellers’ assets.  The outstanding balance of the DIP Loan as of immediately prior to the Closing will be treated as a portion of the Purchaser’s bid (i.e. as a “credit bid”) and be deemed satisfied at the Closing, or shall be satisfied in full out of the purchase price of any higher and better bid approved by the Bankruptcy Court.  The Purchaser shall provide written confirmation to Sellers, acceptable to Sellers, that the Purchaser has sufficient funds on hand to fund the Purchase Price and the DIP Loan.

6.7           Investigation.  the Purchaser has conducted its own independent review and analysis of the Business, the Purchased Assets and the Assumed Liabilities, of the value of such Purchased Assets and of the business, operations, technology, assets, Liabilities, financial condition and prospects of the Business, and the Purchaser acknowledges that Sellers have provided the Purchaser with access to the personnel, properties, premises and records of the Business for this purpose.  The Purchaser has conducted its own independent review of all orders of, and all motions, pleadings, and other submissions to, the Bankruptcy Court in connection with the Chapter 11 Case.  In entering into this Agreement, the Purchaser has relied upon its own investigation and analysis as well as the representations and warranties made by Sellers in Article V, and the Purchaser acknowledges that neither Sellers nor any of their Affiliates makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Purchaser or any of its Affiliates, except as and only to the extent expressly set forth in Article V.

ARTICLE VII

EMPLOYEES

7.1           Employee Matters.  No later than ten (10) days prior to the Closing, Sellers will deliver to the Purchaser an updated Section 5.13 of the Seller Disclosure Schedule.  Immediately prior to the Closing, Sellers shall terminate the employment of each Employee.  the Purchaser may offer employment to the Employees of the Sellers as of the Closing, as selected by the Purchaser in its sole discretion, and such employment offers shall be on such terms and conditions as may be acceptable to the Purchaser in its sole discretion and need not bear any relationship to terms and provisions applicable to their employment by the Sellers.  Each Employee to whom the Purchaser has made an offer of employment pursuant to this Section 7.1 and that has accepted such offer and commences employment with the Purchaser or its Affiliates on or following the Closing Date is hereinafter referred to as a “Transferred Employee”; provided, however, that each Employee to whom the Purchaser has made an offer of employment pursuant to this Section 7.1 who is on a leave of absence as of the Closing Date shall not become a Transferred Employee unless such Employee returns to active service within six (6) months following the Closing Date.  The Purchaser shall not assume any Accrued Employee Obligations other than in connection with assumed Seller Plans , whether accruing prior to, on or after the Petition Date.

7.2           Excluded Plans.  Sellers shall be solely responsible for and shall retain all Liabilities with respect to the Excluded Plans and the Accrued Employee Obligations.

7.3           COBRA Coverage.  The Purchaser shall be responsible for, and shall assume all Liabilities in respect of, the provision of continued medical coverage pursuant to its group health plans for employees under Part 6, Title I of ERISA and Section 4980B of the Code (“COBRA Continuation Coverage”), for all current and former Employees of Sellers who are “M&A qualified beneficiaries” (as defined in Treas. Reg. Sec. 54.4980B-9) with respect to any “qualifying event” (within the meaning of COBRA) incurred on or prior to the Closing Date or otherwise arising as a result to the transactions described herein if Sellers and their ERISA Affiliates cease to provide any group health plan to any Employee in connection with the sale of the Business to the Purchaser.  Immediately prior to the Closing, Sellers will provide to the Purchaser a list of all Employees (i) terminated by Sellers within the ninety (90) days immediately preceding the Closing, and (ii) receiving COBRA Continuation Coverage on the Closing Date.

7.4           WARN Act Liability.  Sellers shall be solely responsible for any obligations under the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. §2101 et seq. (the “WARN Act”), or under any similar provision of any federal, state, provincial, regional, foreign or local Law, rule or regulation that might arise on or prior to the Closing Date, or as a consequence of the transactions contemplated by this Agreement, including, without limitation, providing any notice of layoff or plant closing, or maintaining the Employees on Sellers’ payroll for any period of notice required by the WARN Act.  Sellers shall retain all Liabilities, if any, for any severance or termination costs relating to Employees who, on or at the Closing Date, experience a termination of employment by Sellers as a result of the transactions contemplated by this Agreement.

7.5           No Third-Party Beneficiaries.

(a)           Notwithstanding anything set forth in this Article VII, nothing contained herein, whether express or implied, (i) shall be treated as an amendment or other modification of any Seller Plan or (ii) shall limit the right of the Purchaser or any of its Affiliates to amend, terminate or otherwise modify any Assumed Plan following the Closing Date.

(b)           Sellers and the Purchaser acknowledge and agree that all provisions contained in this Article VII with respect to current or former Employees are included for the sole benefit of Sellers and the Purchaser, and that nothing herein, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any current or former employees, directors, officers or consultants of Sellers, any participant in Seller Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with the Purchaser or any of its Affiliates.

ARTICLE VIII

BANKRUPTCY COURT MATTERS

8.1           Competing Bid and Other Matters.

(a)           The Petition Date shall occur within two (2) business days after this Agreement has been executed and delivered by Seller and Purchaser.

(b)           On the Petition Date, Sellers shall file with the Bankruptcy Court an application or motion seeking approval of (i) the Bidding Procedures Order and (ii) the Sale Order and (iii) the transactions contemplated in this Agreement.  Sellers will request a “first day” hearing to occur with the Court within three business days after the Petition Date.  In the “first day” motions, Sellers will request that the Court issue the Bidding Procedures Order within twenty (20) days after the Petition Date.

(c)           This Agreement and the transactions contemplated hereby are subject to approval of the Bankruptcy Court and Sellers’ right and ability to consider higher or better competing bids with respect to the Business and a material portion of the Purchased Assets pursuant to the Bidding Procedures Order (each a “Competing Bid”).  Prior to the Closing, Sellers are permitted to, and may cause their Representatives and Affiliates to, initiate contact with, solicit or encourage submission of any inquiries, proposals or offers by, any Person (in addition to the Purchaser and its Affiliates, agents and Representatives) in connection with any sale or other disposition of the Business or a material portion of the Purchased Assets or the continuation of the Business as a reorganized, going-concern.

(d)           Sellers shall have the responsibility and obligation to respond to any inquiries or offers to purchase all or any part of the Business, and perform any and all other acts related thereto which are required under the Bankruptcy Code or other applicable Law, including, without limitation, supplying information relating to the Business and the assets of Sellers to prospective purchasers.

(e)           If an Auction is conducted, the Purchaser shall be entitled to credit bid using the outstanding balance of the DIP Loan (as defined in the DIP Loan Documents), the Expense Reimbursement and the Breakup Fee as a portion of the Purchaser’s bid. If the Purchaser is not the prevailing party at the conclusion of such Auction (such prevailing party, the “Prevailing Bidder”), regardless of whether the Purchaser is the next highest bidder at the Auction (the “Back-up Bidder”), the Purchaser shall keep its bid open to consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement (as the same may be improved upon in the Auction) open and irrevocable until the earlier of (i) 5:00 p.m. (prevailing Eastern time) on the date which is sixty (60) days after the date of the Sale Hearing (the “Outside Back-up Date”); provided, however, that notwithstanding the foregoing, in no event shall the Outside Back-up Date be later than one hundred and twenty (120) days following the Petition Date or (ii) the date of closing of an Alternative Transaction.  Following the Sale Hearing and prior to the Outside Back-up Date, if the Prevailing Bidder fails to consummate the applicable Alternative Transaction as a result of a breach or failure to perform on the part of such Prevailing Bidder, the Back-up Bidder will be deemed to have the new prevailing bid, and Sellers will be authorized, without further order of the Bankruptcy Court, to consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement (as the same may be improved upon in the Auction) with the Back-up Bidder.  Following the Sale Hearing and prior to the Outside Back-up Date, if both the Prevailing Bidder and the Back-up Bidder fail to consummate the applicable Alternative Transaction as a result of their breach or failure to perform, the Purchaser will be deemed to have the new prevailing bid, and Sellers will be authorized, without further order of the Bankruptcy Court, to consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement (as the same may be improved upon in the Auction) with the Purchaser. For the avoidance of doubt, the Purchaser shall be required to maintain its bid to consummate the transactions contemplated by this Agreement even if the Purchaser is not the Prevailing Bidder or the Back-up Bidder.  If  the Purchaser is the Prevailing Bidder or otherwise closes on the transactions contemplated by this Agreement, then, at the Closing, the DIP Loan shall be deemed satisfied without reducing the Cash Balance of the Purchase Price.

(f)           The Sellers shall promptly serve true and correct copies of the Sale Motion and all related pleadings in accordance with the Bidding Procedures Order, the Bankruptcy Code, the Bankruptcy Rules, the Local Rules for the United States Bankruptcy Court for the Southern District of Florida and any other applicable order of the Bankruptcy Court.

(g)           If the Purchaser is not selected by Sellers as the Prevailing Bidder, then, notwithstanding anything to the contrary in this Agreement, the DIP Loan Documents or otherwise, the Purchaser or the Purchaser’s designee shall provide and fund, and shall continue to be obligated to provide and fund, the DIP Loan pursuant to the terms of the DIP Loan Documents.

(h)           The Bidding Procedure Order shall provide, among other things, that any qualifying bid must provide sufficient cash to pay in full the DIP Loan on the Closing Date.

8.2           Sale Order.  The Sale Order shall be entered by the Bankruptcy Court on or before the first business day after forty (40) days following the entering of the Bidding Procedure Order substantially in the form attached hereto as Exhibit C and otherwise in form and substance acceptable to Sellers and the Purchaser.  The Sale Order shall, among other things, (a) approve, pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, (i) the execution, delivery and performance by HUSA of this Agreement, (ii) the sale by HUSA of the Purchased Assets (other than the Auxiliary Health Assets (hereinafter defined)) to the Purchaser on the terms set forth herein and free and clear of all Encumbrances (other than Encumbrances included in the Assumed Liabilities and Permitted Encumbrances), and (iii) the performance by HUSA of its obligations under this Agreement; (b) authorize and empower HUSA to assume and assign to the Purchaser the Assigned Contracts; and (c) find that the Purchaser is a “good faith” buyer within the meaning of Section 363(m) of the Bankruptcy Code, not a successor to HUSA and grant the Purchaser the protections of Section 363(m) of the Bankruptcy Code.  The Purchaser agrees that it will promptly take such actions as are reasonably requested by HUSA to assist in obtaining Bankruptcy Court approval of the Sale Order, including, without limitation, furnishing affidavits or other documents or information for filing with the Bankruptcy Court for purposes, among others, of (a) demonstrating that the Purchaser is a “good faith” purchaser under Section 363(m) of the Bankruptcy Code and (b) establishing adequate assurance of future performance within the meaning of Section 365 of the Bankruptcy Code.  In the event that the Bankruptcy Court’s approval of the Sale Order shall be appealed, Sellers shall use reasonable efforts to defend such appeal.  As used herein, the term “Auxiliary Health Assets” shall mean the collective reference of all assets of Auxiliary Health which are being transferred by Auxiliary Health to Purchaser as a portion of the Purchased Assets.

ARTICLE IX

COVENANTS AND AGREEMENTS

9.1           Conduct of Business of Sellers.  During the period from the Execution Date and continuing until the earlier of the termination of this Agreement in accordance with Section 4.4 or the Closing, except (1) for any limitations on operations imposed by the Bankruptcy Court or the Bankruptcy Code, (2) as required by applicable Law, (3) as otherwise expressly contemplated by this Agreement or (4) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), Sellers shall conduct the Business and operate and maintain the Purchased Assets in the Ordinary Course of Business.

9.2           Access to Information.

(a)           Sellers agree that, between the Execution Date and the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Section 4.4, the Purchaser shall be entitled, through its officers, employees, counsel, accountants and other authorized representatives, agents and contractors (“Representatives”), to have such reasonable access to and make such reasonable investigation and examination of the books and records, properties, businesses, assets, Employees, accountants, auditors, counsel and operations of Sellers as the Purchaser’s Representatives may reasonably request.  Any such investigations and examinations shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances, including Sellers’ right to have its Representative accompany the Purchaser upon the Leased Real Property at the time of any inspection or examination and shall be subject to restrictions under applicable Law.  Pursuant to this Section 9.2, Sellers shall furnish to the Purchaser and its Representatives such financial, operating and property related data and other information as such Persons reasonably request.  Sellers shall use commercially reasonable efforts to cause their Representatives to reasonably cooperate with the Purchaser and the Purchaser’s Representatives in connection with such investigations and examinations, and the Purchaser shall, and shall use its commercially reasonably efforts to cause its Representatives to, reasonably cooperate with Sellers and their respective Representatives and shall use their reasonable efforts to minimize any disruption to the Business; provided, however, that the access granted to the Representatives pursuant to this Agreement shall not constitute nor be construed as a waiver of any applicable legal privilege of the Sellers, including the attorney-client privilege.

(b)           From and after the Closing Date, Sellers shall give the Purchaser and the Purchaser’s Representatives reasonable access during normal business hours to the offices, facilities, plants, properties, assets, Employees, Documents (including, without limitation, any Documents included in the Excluded Assets), personnel files and books and records of Sellers pertaining to the Business.  In connection with the foregoing, Sellers shall use commercially reasonable efforts to cause their Representatives to furnish to the Purchaser such financial, technical, operating and other information pertaining to the Business as the Purchaser’s Representatives shall from time to time reasonably request and to discuss such information with such Representatives.  Without limiting the generality of the foregoing, Sellers shall, and shall use commercially reasonable efforts to cause each of their Affiliates to, cooperate with the Purchaser as may reasonably be requested by the Purchaser for purposes of (i) enabling an independent accounting firm selected by the Purchaser to conduct an audit of the Business, including access to HUSA’s independent auditors’ working papers pertaining to the Business or the Purchased Assets including any environmental assessment; (ii) undertaking, with the consent of HUSA, which consent shall not be unreasonably withheld or delayed, any study of the condition or value of the Purchased Assets; and (iii) undertaking any study relating to Sellers’ compliance with Laws; and Sellers acknowledges that information or access may be requested and used for such purpose.

(c)           From and after the Closing Date, the Purchaser shall give Sellers and Sellers’ Representatives reasonable access during normal business hours to the offices, facilities, plants, properties, assets, Employees, Documents (including, without limitation, any Documents included in the Purchased Assets), personnel files and books and records of the Purchaser pertaining to (i) the conduct of the Business or ownership of the Purchased Assets prior to the Closing Date or (ii) the Excluded Assets and the Excluded Liabilities; provided, however, that the access granted to Sellers’ Representatives pursuant to this Section 9.2(c) shall not include access to materials that are protected by attorney-client privilege or any other applicable legal privilege.  In connection with the foregoing, the Purchaser shall use commercially reasonable efforts to cause its Representatives to furnish to Sellers such financial, technical, operating and other information pertaining to (i) the conduct of the Business or ownership of the Purchased Assets prior to the Closing Date or (ii) the Excluded Assets and the Excluded Liabilities, in each case, as Sellers’ Representatives shall from time to time reasonably request and to discuss such information with such Representatives.  Without limiting the generality of the foregoing, the Purchaser shall, and shall use commercially reasonable efforts to cause each of its Affiliates to, cooperate with Sellers as may reasonably be requested by Sellers for purposes of enabling an independent accounting firm selected by Sellers to conduct an audit of the Business for periods prior to the Closing Date, including access to the Purchaser’s independent auditors’ working papers pertaining to the Business or the Purchased Assets prior to the Closing Date.

9.3           Assignability of Certain Contracts, Other Purchased Assets, Etc.  To the extent that the assignment to the Purchaser of any Assigned Contract or other Purchased Assets pursuant to this Agreement is not permitted without the consent of a third party and such restriction cannot be effectively overridden or canceled by the Sale Order or other related order of the Bankruptcy Court, then, this Agreement will not be deemed to constitute an assignment of or an undertaking or attempt to assign such Assigned Contract, other Purchased Assets or any right or interest therein unless and until such consent is obtained and such failure to obtain such consents shall not constitute a condition to Closing under this Agreement; provided, however, that the parties hereto will use their commercially reasonable efforts, before the Closing, to obtain all such consents; provided, further, that if any such consents are not obtained prior to the Closing Date, Sellers and the Purchaser will reasonably cooperate with each other in any lawful and feasible arrangement designed to provide the Purchaser (such arrangement to be at the sole cost and expense of the Purchaser) with the benefits and obligations of any such Assigned Contract and other Purchased Assets and the Purchaser shall be responsible for performing all obligations under such Assigned Contract and other Purchased Assets required to be performed by Sellers on or after the Closing Date to the extent that if such Assigned Contract and other Purchased Assets were assumed by the Purchaser as of the Closing Date the obligations thereunder would have constituted an Assumed Liability.

9.4           Preservation of Records.  The Sellers and the Purchaser agree that each of them shall preserve and keep the records held by them or their Affiliates relating to the Business, the Purchased Assets and Assumed Liabilities for a period of five (5) years from the Closing Date at the Purchaser’s sole cost, in the case of the Purchaser, and until the closing of the Chapter 11 Case or the liquidation and winding up of Sellers’ estates, in the case of Sellers, and shall make such records available to the other party as may be reasonably required by such other party in connection with, among other things, any insurance claims by, actions or tax audits against or governmental investigations of Sellers or the Purchaser or any of their respective Affiliates or in order to enable Sellers or the Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby.  In the event Sellers or the Purchaser wishes to destroy such records at the end of such applicable period, such party shall first give sixty (60) days prior written notice to the other party and such other party shall have the right at its option and expense, upon prior written notice given to such party within such sixty (60) day period, to take possession of the records within one hundred and twenty (120) days after the date of such notice, or such shorter period as the liquidation and winding up of Sellers’ estates shall permit.

9.5           Publicity.  The Sellers or the Purchaser may issue a press release or public announcement concerning this Agreement or the transactions contemplated hereby only with the prior written approval of the other parties hereto; provided, however, if such disclosure is otherwise required by applicable Law or by the Bankruptcy Court with respect to filings to be made with the Bankruptcy Court in connection with this Agreement or by the Securities and Exchange Commission and/or the NYSE Amex rules and regulations governing public disclosure by publically traded companies, any approval shall not be unreasonably withheld, conditioned or delayed.

9.6           DIP Loan Documents.  Notwithstanding anything in this Agreement to the contrary, between the date of this Agreement and the earlier of the termination of this Agreement in accordance with Section 4.4 and the Closing Date, it shall not be a breach of this Agreement for, and nothing in this Agreement shall (or shall be deemed to) limit or affect the ability of, Sellers to incur Indebtedness or borrow funds under the DIP Loan Documents, including, without limitation, for the purpose of paying Cure Costs in accordance with the terms and conditions of the DIP Loan Documents.

9.7           Regulatory Approvals.  To the extent required to comply with the HSR Act, as soon as reasonably practicable following execution of this Agreement (but in any event prior to twenty (20) days after the Petition Date), each of the Purchaser and the Sellers shall (i) make or cause to be made all filings required of each of them under the HSR Act with respect to the transactions contemplated hereby, with the fees for all such filings being paid by the Purchaser, (ii) comply at the earliest practicable date with any request under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) for information, documents, or other materials received by each of them or any of their respective subsidiaries from the FTC, the DOJ or any other Governmental Body in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the DOJ or other Governmental Body under any Antitrust Laws with respect to any such filing or any such transaction; provided, however, that no party hereto shall be required to provide any other party with copies of confidential documents or information included in its filings and submissions under the HSR Act, and provided, further, that a party hereto may request entry into a joint defense agreement as a condition to providing any such materials and that, upon receipt of that request, the parties shall work in good faith to enter into a joint defense agreement to create and preserve attorney-client privilege in a form and substance mutually acceptable to the parties.

(a)           Subject to the provisions of this Section 9.7, each party shall use commercially reasonable efforts to furnish to the other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement.  Subject to the provisions of this Section 9.7, each party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction.  No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate.  Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Antitrust Laws.  The Sellers and the Purchaser may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 9.7 as “outside counsel only.”  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials (the Sellers or the Purchaser, as the case may be).

(b)           Each of the Purchaser and Sellers shall use commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.  Notwithstanding anything to the contrary provided in this Section 9.7, neither the Purchaser nor any of its Affiliates shall be required (i) to hold separate (including by trust or otherwise) or divest or otherwise dispose of, sell, assign or transfer any of its businesses, product lines, assets, investments, securities or rights of any kind or any of the Purchased Assets, or to enter into any consent decree or settlement agreement with any Governmental Body, (ii) to agree to any limitation on the operation or conduct of the Business, (iii) to waive any of the conditions to this Agreement set forth in Sections 10.1 or 10.3, (iv) to waive its right to terminate this Agreement under Section 4.4(o) or (v) to defend, contest or resist any action or proceeding or seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

9.8           No Due Diligence Contingency.  Subject to Section 10.3(b), upon the execution and delivery of this Agreement by Sellers and the Purchaser, the Purchaser shall have no “due diligence contingency” under this Agreement and the Purchaser shall not be entitled to terminate this Agreement and receive the return of the Deposit because the Purchaser discovered facts concerning Sellers and/or the Business after the date hereof.

9.9           No Financing Contingency.  Upon the execution and delivery of this Agreement by Sellers and the Purchaser, the Purchaser shall have no “financing contingency” under this Agreement and the Purchaser shall not be entitled to terminate this Agreement and receive the return of the Deposit because the Purchaser fails to secure sufficient financing to pay the Purchase Price and/or to provide the DIP Loan.

9.10           Use of Name.  Within ten (10) days after the Closing Date, Sellers shall take such corporate and other actions necessary to change its corporate or company name, as the case may be, to a name that is not similar to, or confusing with, the current names of Sellers, including any necessary filings required by the general corporation or other law of the states in which such Sellers are incorporated, or otherwise organized.

ARTICLE X

CONDITIONS TO CLOSING

10.1           Conditions Precedent to the Obligations of the Purchaser and Sellers.  The respective obligations of each party to this Agreement to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived in writing by Sellers and the Purchaser in whole or in part to the extent permitted by applicable Law):

(a)           there shall not be in effect any statute, rule, regulation, executive order enacted, issued, entered or promulgated by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(b)           the waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have been terminated or shall have expired;

(c)           the Bankruptcy Court shall have entered the Bidding Procedures Order and Sale Order (as provided in Article VIII) and in form and substance reasonably satisfactory to Sellers and the Purchaser.

10.2         Conditions Precedent to the Obligations of Sellers.  The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived in writing by Sellers in whole or in part to the extent permitted by applicable Law):

(a)           the representations and warranties of the Purchaser set forth in Article VI hereof shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made as of a certain date, which shall be true and correct as of such date as though made on and as of such date) except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation or qualification as to “materiality” or “material adverse effect” set forth in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated hereby, and Sellers shall have received a certificate signed by an authorized officer of the Purchaser, dated the Closing Date, to the foregoing effect;

(b)           the Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by the Purchaser on or prior to the Closing Date, and Sellers shall have received a certificate signed by an authorized officer of the Purchaser, dated the Closing Date, to the foregoing effect;

(c)           the Purchaser shall have delivered, or caused to be delivered, to Sellers all of the items set forth in Section 4.3;

(d)           all portions of the Purchase Price shall have been delivered in accordance with Section 3.1;

(e)           the DIP Lender shall have closed the DIP Loan with an available principal balance of at least $10 million and the DIP Lender shall have funded to Sellers all applicable “carve out amounts” and escrows for professional fees and administrative expenses with respect to the Chapter 11 Case and shall have funded the Sellers in accordance with the DIP Loan Agreement; and

(f)           the Purchaser shall have delivered to Sellers appropriate evidence of all necessary corporate action by the Purchaser in connection with the transactions contemplated hereby, including, without limitation:  (i) certified copies of resolutions duly adopted by the Purchaser’s governing body approving the transactions contemplated by this Agreement and authorizing the execution, delivery, and performance by the Purchaser of this Agreement; and (ii) a certificate as to the incumbency of officers of the Purchaser executing this Agreement and any instrument or other document delivered in connection with the transactions contemplated by this Agreement.

10.3           Conditions Precedent to the Obligations of the Purchaser.  The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived in writing by the Purchaser in whole or in part to the extent permitted by applicable Law):

(a)           Sellers shall have delivered to the Purchaser (i) a copy of the Sale Order (which shall contain the terms described in Section 8.2) and (ii) copies of all affidavits of service of the Sale Motion or notice of such motion filed by or on behalf of Sellers);

(b)           the representations and warranties of Sellers set forth in Article V hereof shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made as of a certain date, which shall be true and correct as of such date as though made on and as of such date) except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation or qualification as to “materiality” or “material adverse effect” set forth in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Sellers or the Sellers’ ability to consummate the transactions contemplated hereby, and the Purchaser shall have received a certificate signed by an authorized officer of HUSA, dated the Closing Date, to the foregoing effect;

(c)           Sellers shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Purchaser shall have received a certificate signed by an authorized officer of HUSA, dated the Closing Date, to the forgoing effect; and

(d)           Sellers shall have delivered, or caused to be delivered, to the Purchaser all of the items set forth in Section 4.2.

10.4           Frustration of Closing Conditions.  Neither Sellers nor the Purchaser may rely on the failure of any condition set forth in Sections 10.1, 10.2 or 10.3, as the case may be, if such failure was caused directly by such party’s failure to comply with any provision of this Agreement.

10.5           Cure of Breach of Representation or Warranty by Sellers or Purchaser.  In the event either Sellers or the Purchaser discovers prior to the Closing Date that the other party (such party, the “Breaching Party”) has breached any representation or warranty set forth in this Agreement, then, such party shall send to the Breaching Party written notice of such breach prior to the Closing Date.  The Breaching Party shall be entitled to modify or supplement the representations and warranties set forth in this Agreement to cure such breach of such representation and warranty up to the Closing Date by sending written notice of such modification or supplementation to such representation or warranty to the other party on or prior to the Closing Date and, if such breach is cured by such notice on or prior to the Closing Date, then, the conditions to closing set forth in Sections 10.2(a) and Section 10.3(b) shall be deemed to have been satisfied for all purposes.

ARTICLE XI

TAXES

11.1       Additional Tax Matters.

(a)           Any sales, use, purchase, transfer, franchise, deed, fixed asset, stamp, documentary stamp, use or other Taxes and recording charges which may be payable by reason of the sale of the Purchased Assets or the assumption of the Assumed Liabilities under this Agreement or the transactions contemplated herein shall be borne and timely paid by the Purchaser (collectively, the “Transfer Taxes”), and the Purchaser shall indemnify, defend (with counsel reasonably satisfactory to the Purchaser), protect, and save and hold the Sellers harmless from and against any and all claims, charges, interest or penalties assessed, imposed or asserted in relation to any such Transfer Taxes.

(b)           The Purchaser shall, within one-hundred twenty (120) days after the Closing Date, prepare and deliver to HUSA for its consent (which consent shall not be unreasonably withheld, delayed or conditioned) a schedule allocating the Purchase Price (and any other items that are required for federal income tax purposes to be treated as part of the purchase price) among the Purchased Assets (such schedule, the “Allocation”).  If HUSA raises any objection to the Allocation within twenty (20) days of the receipt thereof, the Purchaser and HUSA will negotiate in good faith to resolve such objection(s).  The Purchaser, Sellers and HUSA shall report and file all Tax Returns (including amended Tax Returns and claims for refund) consistent with the Allocation as finally agreed upon, and shall take no position contrary thereto or inconsistent therewith (including, without limitation, in any audits or examinations by any Governmental Body or any other proceeding) without first giving the other party prior written notice; provided, however, that nothing contained herein shall prevent the Purchaser, HUSA, or Sellers from settling any proposed deficiency or adjustment by any Governmental Body based upon or arising out of the Allocation, and neither the Purchaser, HUSA or Sellers shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Body challenging such Allocation.  The Purchaser, Sellers and HUSA shall cooperate in the filing of any forms (including Form 8594 under Section 1060 of the Code) with respect to such Allocation, including any amendments to such forms required pursuant to this Agreement with respect to any adjustment to the Purchase Price.  If and to the extent the parties are unable to agree on such Allocation, the parties shall retain a mutually agreed upon accounting firm of national repute to resolve such dispute.  Notwithstanding any other provision of this Agreement, the terms and provisions of this Section 11.1(b) shall survive the Closing without limitation.

ARTICLE XII

MISCELLANEOUS

12.1       Payment of Expenses.  Except as otherwise provided in this Agreement or in the DIP Loan Documents and whether or not the transactions contemplated hereby are consummated, Sellers and the Purchaser shall, subject to Section 12.12 below, bear their own expenses incurred or to be incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

12.2       Survival of Representations and Warranties; Survival of Confidentiality.  The parties hereto agree that the representations and warranties contained in this Agreement shall expire upon the Closing Date.  The parties hereto agree that the covenants contained in this Agreement to be performed at or after the Closing shall survive in accordance with the terms of the particular covenant or until fully performed.

12.3       Guarantee.  Parent hereby absolutely, irrevocably and unconditionally guarantees to Sellers the due payment by the Purchaser of all of the Purchaser’s payment obligations under Article III of this Agreement and all of the Assumed Liabilities assumed by the Purchaser pursuant to Section 2.3 of this Agreement.  This guarantee is an unconditional guarantee of payment, not collection, and a separate action or actions may be brought and prosecuted against Parent irrespective of whether any action is brought against the Purchaser and irrespective of whether the Purchaser is joined in any such action or actions.  In addition to Parent’s obligations under this Section 12.3, Parent shall be legally bound by the terms and provisions of Article XII of this Agreement to the same extent as the Purchaser is bound by the terms and provisions of Article XII and each reference to “the Purchaser” in Article XII shall be deemed to include “Parent” and “the Purchaser” for all purposes.  Parent hereby waives and releases any claim or other right Parent may have or hereafter acquire against the Purchaser or that arises from the existence or performance of Parent’s obligations under this Section 12.3, including without limitation any right of subrogation, setoff, exoneration, contribution or indemnification, or any right of participation in any claim or remedy of the Sellers against the Purchaser under this Agreement.  It is the intent and purpose hereof that Parent shall be not entitled to any defenses available to guarantors, sureties and other secondary parties at law or in equity (other than the timely and complete performance of the guaranteed obligations by the Purchaser).   Sellers shall not be bound to exhaust its recourse against the Purchaser before being entitled to demand and receive Parent’s full and timely performance of this Guarantee pursuant to this Section 12.3.  So long as the Purchaser shall have not fully paid, performed or discharged all of its obligations under this Agreement, any claim which Parent may have against the Purchaser by reason of any payment to Sellers pursuant to this Section 12.3 shall not be asserted or enforced or collected as against (or to the detriment of) the Purchaser, as the case may be (including without limitation any liquidator, trustee in bankruptcy, assignee for the benefit of creditors or receiver of property or assets of the Purchaser, as the case may be), or Sellers in any action, suit or proceeding.

12.4       Entire Agreement; Amendments and Waivers.  This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof.  This Agreement may be amended, supplemented or changed, and any provision hereof may be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought.  No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by applicable Law.

12.5       Counterparts.  For the convenience of the parties hereto, this Agreement may be executed (by facsimile or PDF signature) in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

12.6       Governing Law.  THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH FEDERAL BANKRUPTCY LAW, TO THE EXTENT APPLICABLE, AND WHERE STATE LAW IS IMPLICATED, THE LAWS OF THE STATE OF FLORIDA SHALL GOVERN, WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES THEREOF, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

12.7       Jurisdiction, Waiver of Jury Trial.

(a)           THE BANKRUPTCY COURT WILL HAVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN OR AMONG THE PARTIES, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY AGREEMENT CONTEMPLATED HEREBY; PROVIDED, HOWEVER, THAT IF THE BANKRUPTCY COURT IS UNWILLING OR UNABLE TO HEAR ANY SUCH DISPUTE, THE COURTS OF THE STATE OF FLORIDA AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE SOUTHERN DISTRICT OF THE STATE OF FLORIDA WILL HAVE SOLE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN OR AMONG THE PARTIES, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY AGREEMENT CONTEMPLATED HEREBY.

(b)           EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.8       Notices.  Unless otherwise set forth herein, any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and shall be deemed duly given (i) upon delivery, when delivered personally, (ii) one (1) day after being sent by overnight courier or when sent by facsimile transmission (with a confirming copy sent by overnight courier), and (iii) three (3) days after being sent by registered or certified mail, postage prepaid, as follows:

If to Sellers, to:

HearUSA, Inc. Northpoint Parkway West Palm Beach, FL 33407 Attn: Gino Chouinard, Interm CEO, President and COO Facsimile No.: (561) 478-9603
With a copy (which shall not constitute effective notice) to:

Berger Singerman
200 South Biscayne Boulevard
Miami, FL 33131
Attn:  Paul Steven Singerman, Esq.
and Brian Gart, Esq.
Facsimile No.:  (305) 755-4340

And to:

Bryan Cave LLP
1155 F Street, N.W.
Washington, D.C. 20004
Attn:  LaDawn Naegle, Esq.
Facsimile No.:  (202) 220-7346

If to the Purchaser OR to the Parent, to:

William Demant Holding A/S Kongebakken 9 2765 Smørum Denmark Attn: Legal Department

With a copy (which shall not constitute effective notice) to:

Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 Attn: Peter H. Ehrenberg, Esq. Telephone No.: 973-597-2350 Facsimile No.: 973-597-2351

or to such other Persons or addresses as may be designated in writing by the party to receive such notice.

12.9       Binding Effect; Assignment.  This Agreement shall be binding upon the Purchaser and, subject to entry of the Bidding Procedures Order (with respect to the matters covered thereby) and the Sale Order, Sellers, and inure to the benefit of the parties and their respective successors and permitted assigns, including, without limitation, any trustee or estate representative appointed in the Chapter 11 Case or any successor Chapter 7 case.  Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a party to this Agreement except as provided below.  No assignment of this Agreement or of any rights or obligations hereunder may be made by Sellers or the Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, that the Purchaser may assign its rights and obligations hereunder in whole or in part to one or more wholly owned subsidiaries of the Purchaser (subject to the next succeeding sentence).  No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations.  Upon any such permitted assignment, the references in this Agreement to the Purchaser shall also apply to any such assignee unless the context otherwise requires.

12.10     Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

12.11     Injunctive Relief.  The parties agree that damages at Law may be an inadequate remedy for the breach of any of the covenants, promises and agreements contained in this Agreement by the Sellers, and, accordingly, the Purchaser shall be entitled to injunctive relief with respect to any such breach, including without limitation, specific performance of such covenants, promises or agreements or an order enjoining the Sellers from any threatened, or from the continuation of any actual, breach of the covenants, promises or agreements contained in this Agreement by the Sellers.  The rights set forth in this Section 12.11 shall be in addition to any other rights which the Purchaser may have at Law or in equity pursuant to this Agreement.

12.12     Non Recourse.  No past, present or future director, officer, employee, advisor, lawyer, agent, representative, incorporator, member, partner or equityholder of Sellers or the Purchaser shall have any liability for any obligations or liabilities of Sellers or the Purchaser under this Agreement or Sellers’ Documents or the Purchaser’s Documents of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

12.13     No Waiver or Release.  Notwithstanding anything herein to the contrary, all terms, conditions, covenants, representations and warranties contained in the DIP Loan Documents or First Lien Loan Documents, and all rights, powers and remedies of the DIP Lender, the First Lien Lender and all of the obligations of the Debtors (as defined in the DIP Loan Documents or First Lien Loan Documents, as applicable) (including, without limitation, the obligation to reimburse the First Lien Agent and First Lien Lender for fees and expenses incurred in connection with preparation and negotiation of this Agreement to the extent set forth therein), are reserved and are not amended, modified, limited or otherwise affected by the terms and conditions of this Agreement.

12.14     Time of the Essence.  Time is of the essence in the performance of each of the obligations of the parties and with respect to all covenants and conditions to be satisfied by the parties in this Agreement and all documents, acknowledgments and instruments delivered in connection herewith.

12.15     Certain Interpretations.

(a)           Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(b)           All references in this Agreement to Articles, Sections, Schedules and Exhibits shall be deemed to refer to Articles, Sections, Schedules and Exhibits to this Agreement.

(c)           All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(d)           The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)           The words “include,” “includes” and “including,” when used herein shall be deemed in each case to be followed by the words “without limitation” (regardless or whether such words or similar words actually appear).

(f)           When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(g)          Any reference in this Agreement to $ shall mean U.S. dollars.

(h)          Any reference in this Agreement to gender shall include all genders, and words imparting the singular only shall include the plural and vice versa.

(i)           The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(j)           The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(k)          The Purchaser acknowledges hereby that Sellers may not comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

(l)           This Agreement may be executed in counterpart signature pages, all of which when so executed and attached hereto shall constitute one and the same original.

Signatures on Next Page

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed by their respective duly authorized officers as of the date first above written.

PURCHASER:

WILLIAM DEMANT HOLDING A/S

By:	/s/ Niels Jacobsen
Name: Niels Jacobsen
Title: President & CEO

PARENT:

WILLIAM DEMANT HOLDING A/S, for the purposes of being legally bound to the terms and provisions of Section 12.3 of this Agreement

By:	/s/ Niels Jacobsen
Name: Niels Jacobsen
Title: President & CEO

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed by their respective duly authorized officers as of the date first above written.

SELLERS:

HEARUSA, INC.,
a Delaware corporation

By:	/s/ Gino Chouinard
Name: Gino Chouinard
Title: Interim CEO, President and COO

AUXILIARY HEATH CORPORATION,
a corporation

By:	/s/ Gino Chouinard
Name: Gino Chouinard
Title: Authorized Officer